Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

KCAP FINANCIAL, INC.,

COMMODORE HOLDINGS, L.L.C.,

KATONAH DEBT ADVISORS, L.L.C.,

TRIMARAN ADVISORS, L.L.C.,

TRIMARAN ADVISORS MANAGEMENT, L.L.C.,

LIBREMAX INTERMEDIATE HOLDINGS, LP,

LM RUBICON MERGER SUB 1, LLC,

LM RUBICON MERGER SUB 2, LLC

And

LM RUBICON MERGER SUB 3, LLC

Dated as of November 8, 2018

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Exhibit A	Form of CLO Manager Required Consent
Exhibit B	Transition Services Agreement Term Sheet

Exhibit C-1	Form of Certificate of Merger – Katonah Merger
Exhibit C-2	Form of Certificate of Merger – Trimaran Merger
Exhibit C-3	Form of Certificate of Merger – Trimaran Management Merger
Exhibit D-1	Form of Amended and Restated Limited Liability Company Agreement – Katonah

Exhibit D-2	Form of Amended and Restated Limited Liability Company Agreement – Trimaran

Exhibit D-3	Form of Amended and Restated Limited Liability Company Agreement – Trimaran Management

Exhibit E	Form of Transaction Notice

Exhibit F	Employment Agreements

Exhibit G	Accrued Employee Payables

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 8, 2018, is made by and among KCAP Financial, Inc., a Delaware corporation (“KCAP”), Commodore Holdings, L.L.C., a Delaware limited liability company (“Commodore” and, collectively with KCAP, each, a “Seller Party” and, collectively, the “Seller Parties”), Katonah Debt Advisors, L.L.C., a Delaware limited liability company (“Katonah”), Trimaran Advisors, L.L.C., a Delaware limited liability company (“Trimaran”), Trimaran Advisors Management, L.L.C., a Delaware limited liability company (“Trimaran Management”), LibreMax Intermediate Holdings, LP, a Delaware limited partnership (the “Purchaser”), LM Rubicon Merger Sub 1, LLC, a Delaware limited liability company (“Merger Sub 1”), LM Rubicon Merger Sub 2, LLC, a Delaware limited liability company (“Merger Sub 2”), and LM Rubicon Merger Sub 3, LLC, a Delaware limited liability company (“Merger Sub 3” and, collectively with Merger Sub 1 and Merger Sub 2, the “Merger Subs” and, each, a “Merger Sub”). For the purposes of this Agreement, the Seller Parties, Katonah, Trimaran, Trimaran Management, the Purchaser and the Merger Subs are referred to collectively as the “Parties” and each as a “Party”.

WHEREAS, the Acquired Companies are asset management companies engaged in the business of managing collateralized loan obligation funds, and the Acquired Companies are or have been engaged in the business of managing portfolios of broadly-syndicated loans securing debt and subordinated securities issued by collateralized loan obligations (the “Business”);

WHEREAS, KCAP owns 100% of the issued and outstanding equity interests of Commodore;

WHEREAS, Commodore owns 100% of the issued and outstanding equity interests of each of Katonah, Trimaran and Trimaran Management;

WHEREAS, simultaneously herewith, certain key employees of the Business are entering into employment agreements, in each case, as attached hereto as Exhibit F (the “Employment Agreements”), with an Acquired Company to be effective as of the Closing Date;

WHEREAS, the Purchaser desires, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Limited Liability Company Act of the State of Delaware (the “Delaware Law”), to acquire the Business, pursuant to (i) the merger of Merger Sub 1 with and into Katonah, with Katonah surviving such merger as a wholly-owned subsidiary of the Purchaser, (ii) the merger of Merger Sub 2 with and into Trimaran, with Trimaran surviving such merger as a wholly-owned Subsidiary of the Purchaser, and (iii) the merger of Merger Sub 3 with and into Trimaran Management, with Trimaran Management surviving such merger as a wholly-owned Subsidiary of the Purchaser; and

WHEREAS, the board of directors, the managing member or the general partner, as applicable, of each of the Parties has (i) authorized, adopted and approved this Agreement and determined that this Agreement, the applicable Merger or Mergers and the other Transactions are desirable and in the best interests of their respective companies and equityholders and (ii) to the extent required by applicable Law, resolved to recommend that the equityholders of the respective Party adopt and approve this Agreement, the applicable Merger or Mergers and the other Transactions.

NOW, THEREFORE, in consideration of the promises and the mutual agreements and covenants set forth in this Agreement, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I
DEFINITIONS

Section 1.01         Certain Defined Terms. For purposes of this Agreement:

“2019 Ordinary Expenses” shall mean ordinary course compensation and operating expenses paid by the Acquired Companies during the period commencing on January 1, 2019 and ending on the Closing Date, if any, in respect of services and goods received (and facilities used) by an Acquired Company during such period. Such expenses shall not include Accrued Employee Payables and shall be limited to the actual cost incurred by the Acquired Company with no mark-up and no allocation of indirect overhead.

“Accountant” means a nationally recognized independent accounting firm as is mutually selected by the Parties.

“Accrued Employee Payables” means the amount of any bonus payments due and payable to the Continuing Employees set forth on Exhibit G attached hereto, which are in respect of the period commencing on January 1, 2018 and ending on December 31, 2018.

“Acquired Companies” means Katonah, Trimaran, Trimaran Management and each of their wholly-owned direct and indirect Subsidiaries set forth on Section 1.01(a) of the Disclosure Schedule.

“Acquisition Transaction” has the meaning set forth in Section 5.06.

“Action” means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

“Advisers Act” means the Investment Advisers Act of 1940, as amended.

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person. For the avoidance of doubt, the CLO Entities and the Legacy CLO Entities shall not be deemed Affiliates of the Acquired Companies.

“Affiliate Contract” has the meaning set forth in Section 3.21.

“Agreement” has the meaning set forth in the Preamble.

“Allocation Schedule” has the meaning set forth in Section 6.04.

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“Ancillary Agreements” means any agreement, instrument or contract entered into in connection with this Agreement.

“Bankruptcy Exception” has the meaning set forth in Section 3.02.

“Base Purchase Price” means $36,000,000 plus the Management Fee Amount.

“Books and Records” means all accounts, books, files, working papers and other records or documents of any kind and in whatever form primarily used in or relating to the Business, including all credit files, analyses, models and documents relating to any assets or liabilities of any CLO Entity and all tax forms related to any CLO Entity.

“Business” has the meaning set forth in the Recitals.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in New York, NY.

“Capital Stock” means: (a) any shares of capital stock of a corporation; (b) with respect to any Person other than a corporation, membership interests, partnership interests, joint venture interests or similar ownership interests therein; and (c) any warrants, options, convertible or exchangeable securities, subscriptions, rights (including any preemptive or similar rights), calls or other rights to purchase or acquire any of the foregoing.

“Cash” means, with respect to any Person, the amount of cash and cash equivalents held by such Person.

“Cause”, with respect to an Acquired Company and the relevant CLO Entity, has the meaning specified in each CLO Collateral Management Agreement to which such CLO Entity is party.

“Certificate of Merger” has the meaning set forth in Section 2.02(a).

“Claims” means any and all written administrative, regulatory or judicial actions, suits, petitions, appeals, demands, demand letters, claims, liens, written notices of noncompliance or violation, investigations, proceedings, consent orders or consent agreements.

“CLO Agreements” means, for each CLO Entity, each final or supplemental offering circular, the related CLO Indenture, the related CLO Collateral Management Agreement, the related CLO Collateral Administration Agreement, and any preferred share agreement, existing Side Letter, agreements relating to risk retention or other agreement entered into, or used in connection with the offering of securities, by the CLO Entity (including any amendment or supplement thereto).

“CLO Collateral Administration Agreements” means, collectively, the agreements set forth on Section 1.01(b) of the Disclosure Schedule.

“CLO Collateral Management Agreements” means, collectively, the agreements set forth on Section 1.01(c) of the Disclosure Schedule.

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“CLO Documents” means, collectively, the CLO Collateral Administration Agreements, the CLO Collateral Management Agreements and all CLO Agreements to which an Acquired Company is a party or under which it has rights or obligations.

“CLO Entities” means the collateralized loan obligation issuers set forth on Section 1.01(d) of the Disclosure Schedule.

“CLO Indentures” means, collectively, the agreements set forth on Section 1.01(e) of the Disclosure Schedule.

“CLO Manager Required Consents” means the notices, filings, consents and approvals required in accordance with the CLO Documents and applicable Law in connection with the Mergers and the change in control of the Acquired Companies, each of which is set forth on Section 1.01(f) of the Disclosure Schedule and including, with respect to each CLO Entity (a) the delivery by the applicable Acquired Company of prior written notice of the Mergers and the change in control of the Acquired Companies to such CLO Entity and to the trustee of such CLO Entity (in the form attached hereto as Exhibit A, with such reasonable changes as counsel to the applicable CLO Entity or counsel to the trustee of such CLO Entity may require, in each case, consistent with the requirements of Section 13(a) of the relevant CLO Collateral Management Agreement), (b) the delivery of a copy of such notice by such trustee to the applicable rating agency and the “Holders” (as defined in the relevant CLO Indenture) of the “Controlling Class” (as defined in the relevant CLO Indenture) and the Subordinated Noteholders of such CLO Entity, (c) the consent of the board of directors of each CLO Entity to the Mergers and the change in control of the Acquired Companies and (d) neither the Controlling Party nor a “Majority” (as defined in the relevant CLO Indenture) of the Subordinated Notes of such CLO Entity having objected in writing to the applicable Merger or the applicable change in control within forty five (45) days of the giving of such notice by the trustee of such CLO Entity.

“CLO Noteholder” means the holder or beneficial owner of notes issued by a CLO Entity.

“CLO Notes” means notes issued by a CLO Entity.

“Closing” has the meaning set forth in Section 2.03.

“Closing Current Accrued Liabilities Amount” means the amount required to satisfy in full the amount of current accrued Liabilities of the Acquired Companies.

“Closing Date” has the meaning set forth in Section 2.03.

“Closing Indebtedness” means the outstanding Indebtedness of the Acquired Companies as of 11:59 p.m. Eastern Time on the day immediately prior to the Closing Date.

“Closing Purchase Price” means (a) the Base Purchase Price, minus (b) the Estimated Closing Indebtedness, minus (c) any Unpaid Transaction Expenses, minus (d) the Estimated Closing Current Accrued Liabilities Amount.

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“Closing Statement” has the meaning set forth in Section 2.10(b).

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Commodore” has the meaning set forth in the Preamble.

“Company Names” means the name and Trademark “Trimaran”, the name and Trademark “Catamaran” and the Trademarks set forth on Section 1.01(g) of the Disclosure Schedule.

“Company Securities” has the meaning set forth in Section 3.03(c).

“Confidentiality Agreement” has the meaning set forth in Section 5.04.

“Continuing Employee” has the meaning set forth in Section 5.09(a).

“Contract” means any contract, agreement, management agreement, indenture, side letter, note, bond, loan, instrument, lease, conditional sale contract, mortgage, license, franchise, commitment or other binding arrangement.

“Control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract, credit arrangement or otherwise.

“Controlling Party”, with respect to a CLO Entity, has the meaning specified in the CLO Indenture to which such CLO Entity is party.

“Conveyance Taxes” means sales, use, value added, transfer, stamp, stock transfer, recordation, real property transfer or gains and similar Taxes.

“Deductible” has the meaning set forth in Section 8.04(b)(i).

“Default” means (a) a breach, default or violation, (b) the occurrence of an event or the existence of a circumstance that with or without the passage of time or the giving of notice, or both, would constitute a breach, default or violation or cause an Encumbrance to arise, or (c) the occurrence of an event or the existence of a circumstance that with or without the passage of time or the giving of notice, or both, would give rise to Cause or a right of termination, removal, cancellation, amendment, renegotiation or acceleration or right to receive damages repayment of penalties, in each case including any “Default” (as defined in any CLO Indenture) or “Event of Default” (as defined in any CLO Indenture).

“Delaware Law” has the meaning set forth in the Recitals.

“Disclosure Schedule” means the Disclosure Schedule, dated as of the date of this Agreement, delivered by the Seller Parties to the Purchaser in connection with this Agreement.

“Effective Time” has the meaning set forth in Section 2.02(a).

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“Employment Agreements” has the meaning set forth in the Recitals.

“Encumbrance” means any security interest, pledge, hypothecation, mortgage, deed of trust, collateral security arrangement, lien, title imperfection, charge, easement, claim, encumbrance, encroachment or restriction, or other title or interest retention arrangement, reservation or limitation of any kind or nature.

“ERISA” means the Employee Retirement Income Security Act of 1974, and the regulations issued thereunder, in each case as amended from time to time.

“ERISA Affiliate” means any Person (within the meaning of Section 3(9) of ERISA) who, together with any Acquired Company, would be deemed a single employer within the meaning of Section 4001 of ERISA or Sections 414(b), (c), (m) or (o) of the Code.

“ERISA Affiliate Liability” means any Liability of any Acquired Company which (a) arises under or relates to any Plan that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, or (b) arises under Title IV of ERISA by reason of such Acquired Company’s affiliation with any of its ERISA Affiliates (other than an Acquired Company) within the past six (6) years.

“Estimated Closing Current Accrued Liabilities Amount” has the meaning set forth in Section 2.10(a).

“Estimated Closing Indebtedness” has the meaning set forth in Section 2.10(a).

“Estimated Closing Statement” has the meaning set forth in Section 2.10(a).

“Estimated Transaction Expenses” has the meaning set forth in Section 2.10(a).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Excluded Warranty Breach” means (i) a Seller Fundamental Warranty Breach or a breach of any representation or warranty set forth in Section 3.18 (Taxes), in the case of the Seller Parties or the Acquired Companies or (ii) a Purchaser Fundamental Warranty Breach, in the case of the Purchaser or any of the Merger Subs.

“Final Adjustment Amount” has the meaning set forth in Section 2.10(d).

“Final Transaction Expenses Adjustment Amount” has the meaning set forth in Section 2.10(d).

“Financial Statements” has the meaning set forth in Section 3.06(a).

“GAAP” means United States generally accepted accounting principles in effect from time to time applied consistently throughout the periods involved.

“General Cap” shall have the meaning set forth at Section 8.04(b)(ii).

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“Governmental Authority” means any federal, national, supranational, state, provincial, local or other government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Indebtedness” means, without duplication, (a) all indebtedness for borrowed money or for the deferred purchase price of property or services (other than current trade liabilities incurred in the ordinary course of business and payable in accordance with customary practices), (b) any other indebtedness that is evidenced by a note, bond, debenture or similar instrument, (c) all obligations under financing or other leases required under GAAP to be classified and accounted for as capital leases, (d) letters of credit and any similar agreements, (e) all foreign currency purchase or swap contracts of any Person to the extent such obligations are required under GAAP to be reflected on the balance sheet of such Person and (f) any guarantee of the foregoing obligations.

“Indemnified Party” means (a) a Purchaser Indemnified Party or (b) a Seller Indemnified Party, as the context requires.

“Indemnifying Party” means (a) the Seller Parties pursuant to Section 8.02 or (b) the Purchaser pursuant to Section 8.03, as the context requires.

“Intellectual Property” means: (a) patents and patent applications; (b) registered and unregistered trademarks, trade names, company names, business names, service marks, trade dress and logos and all applications, registrations and renewals in connection therewith (“Trademarks”); (c) works of authorship, including copyrightable works, all copyrights, and all applications, registrations and renewals in connection therewith, computer software and related data and documentation and all moral rights; (d) trade secrets, and other confidential information (including, to the extent the following information constitutes trade secrets or other confidential information, know-how, technical data, client lists, track records and business and marketing plans and proposals); and (e) domain names and uniform resource locators.

“Interim Balance Sheet Date” has the meaning set forth in Section 3.06(a).

“Interim Financial Statements” has the meaning set forth in Section 3.06(a).

“IP Licenses” has the meaning set forth in Section 3.14(c).

“IRS” means the Internal Revenue Service of the United States.

“Katonah” has the meaning set forth in the Preamble.

“Katonah Merger Consideration” means the Merger Consideration allocated to the Katonah Merger on the Allocation Schedule, as such amount may be adjusted in accordance with the terms of this Agreement.

“KCAP” has the meaning set forth in the Preamble.

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“Key Person” means each of Dominick Mazzitelli, Hugh Diddy, John Oberle, Cheryl Root and Dan Gilligan.

“Key Person Trigger Event”, with respect to a CLO Entity, means that a “Key Person Trigger” (as defined in the CLO Collateral Management Agreement to which such CLO Entity is party) has occurred.

“Knowledge of the Purchaser” means the actual knowledge of any of Fred Brettschneider, Frank Bruttomesso or David Moffitt.

“Knowledge of the Seller Parties” means the actual knowledge of any of Dayl Pearson, Edward Gilpin, Dan Gilligan or Dominick Mazzitelli.

“Law” means any federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including common law).

“Lease” has the meaning set forth in Section 3.16(b).

“Leased Property” has the meaning set forth in Section 3.16(b).

“Legacy CLO Entities” means the collateralized loan obligation issuers set forth on Section 1.01(h) of the Disclosure Schedule.

“Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any Law, Action or Governmental Order and those arising under any Contract, arrangement, or undertaking.

“Licensed Intellectual Property” has the meaning set forth in Section 3.14(a).

“Loss” has the meaning set forth in Section 8.02(a).

“Management Fee Amount” means an amount (which may be positive or negative) equal to (a) $1,915,211 minus (b) the excess (which may be a positive or a negative number) of (i) the aggregate amount of net management fees paid by the CLO Entities and the Legacy CLO Entities and received by the Acquired Companies after the date of this Agreement and on or prior to the Closing Date (excluding the amount of any management fees paid to Persons other than the Acquired Companies pursuant to any Side Letter) over (ii) 2019 Ordinary Expenses.

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“Material Adverse Effect” means any change, effect, event, circumstance, occurrence, state of facts or development that, individually or together with any one or more changes, effects, events, circumstances, occurrences, states of fact or developments, (a) has had or would reasonably be expected to have a material adverse effect on the assets, properties, business, operations, results of operations, value or condition (financial or otherwise) of the Acquired Companies, taken as a whole, or (b) resulted in, or would (with the passage of time, notice or both) be reasonably likely to permit, termination of a CLO Collateral Management Agreement, removal of an Acquired Company as collateral manager under any such agreement being permitted (including under any key person or cause provision), the redemption of any securities of a CLO Entity or a default under any CLO Indenture, but excluding, for these purposes, any change, effect, event, circumstance, occurrence, state of facts of development that results, individually or together with any one or more changes, effects, events, circumstances, occurrences, states of fact or developments from (i) general economic or market conditions (including changes in prevailing interest rates, credit availability and liquidity and currency exchange rates), (ii) credit markets or adverse credit events resulting in deterioration in the credit markets generally, (iii) any changes as a result of an act or omission by the Seller Parties taken with the written consent or written agreement of the Purchaser, (iv) changes to Laws by any Governmental Authority of general applicability to the collateral management industry or generally applicable accounting regulations or principles applicable to the Seller Parties, (v) changes in global, national or regional political conditions (including acts of war or significant acts of terrorism), (vi) the failure by the Business to meet internal projections or forecasts for any reason, in and of itself (it being agreed that this exception does not cover the underlying reason for such failure), and (vii) any generally adverse developments in the U.S. CLO industry or on U.S. CLO managers generally (including, without limitation, relating to arbitrage and adverse conditions for new issuances, secondary market for securities, regulatory changes, and credit defaults), except in the case of the foregoing (i), (ii), (v) and (vii), to the extent that such changes have a materially disproportionate effect on the Business or the Acquired Companies (taken as a whole), compared to other participants in the CLO collateral management business.

“Material Contract” has the meaning set forth in Section 3.19(a).

“Merger” and “Mergers” have the meanings set forth in Section 2.01(a)(iii).

“Merger Consideration” means the Closing Purchase Price and either plus (i) the Final Adjustment Amount determined pursuant to Section 2.10(d) if the Final Adjustment Amount is positive or minus (ii) the Final Adjustment Amount determined pursuant to Section 2.10(d) if the Final Adjustment Amount is negative.

“Merger Sub 1” has the meaning set forth in the Preamble.

“Merger Sub 2” has the meaning set forth in the Preamble.

“Merger Sub 3” has the meaning set forth in the Preamble.

“Merger Sub” and “Merger Subs” have the meanings set forth in the Preamble.

“Noteholder Objection” means the notification by any Subordinated Noteholder and/or a Controlling Party of a CLO Entity (as applicable) to the relevant CLO Entity, the trustee under the relevant CLO Indenture, or the applicable Acquired Company (or one of its respective Affiliates) that such CLO Noteholder(s) or such Controlling Party (as applicable) object to any Transaction or the procedure by which such Transaction was approved by such CLO Entity.

“Notice of Disagreement” has the meaning set forth in Section 2.10(c).

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“Organizational Document” means, with respect to any Person that is not a natural person, such Person’s charter, certificate or articles of incorporation, limited partnership or formation, bylaws, memorandum and articles of association, operating agreement, limited liability company agreement, partnership agreement, limited partnership agreement, limited liability partnership agreement or other similar constituent or organizational documents of such Person.

“Owned Intellectual Property” has the meaning set forth in Section 3.14(a).

“Party” and “Parties” have the meanings set forth in the Preamble.

“Payoff Letters” means the letters provided by any Person to whom or which any Indebtedness is owed setting forth the amount of, or the formula for the determination of, such Indebtedness and the instructions for the payment of such Indebtedness and acknowledging that upon payment of the amount set forth in such letter at the Closing, (a) such Person will have received all amounts due to such Person from the Acquired Companies in respect of the Indebtedness owed to such Person and (b) all liens and guarantees relating to such underlying Indebtedness will be automatically released and all actions reasonably necessary to evidence such release will be promptly taken by such Person.

“Permits” has the meaning set forth in Section 3.11.

“Permitted Encumbrances” means (a) statutory liens for current Taxes not yet due or delinquent (or which may be paid without interest or penalties) or the validity or amount of which is being contested in good faith by appropriate proceedings that operate to stay the enforcement of any lien and, in each case, as to which adequate reserves have been established in the Financial Statements in accordance with GAAP; (b) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of any Acquired Company, or the validity or amount of which is being contested in good faith by appropriate proceedings by any Acquired Company and as to which adequate reserves have been established in the Financial Statements in accordance with GAAP, or pledges, deposits or other liens securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation); (c) zoning, entitlement and other land use and environmental regulations by Governmental Authorities which do not materially interfere with the present occupancy or use of the Leased Properties or the present use of the assets of the Acquired Companies; (d) covenants, conditions, restrictions, easements, rights of way, imperfections or irregularities of title and similar matters of record set forth in any state, local or municipal franchise of any of the Acquired Companies which do not materially interfere with the present occupancy or use of the Leased Properties or the present use of the assets of the Acquired Companies; and (e) IP Licenses.

“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other legal entity.

“Plans” has the meaning set forth in Section 3.17(a).

“Potential Contributor” has the meaning set forth in Section 8.04(d).

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“Pre-Closing Tax Period” has the meaning set forth in Section 6.05.

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser Benefit Plans” has the meaning set forth in Section 5.09(a).

“Purchaser Fundamental Representation” means any representation or warranty set forth in Section 4.01 (Existence and Power), Section 4.02 (Authorization), Section 4.05 (Investment Purpose) or Section 4.09 (Brokers).

“Purchaser Fundamental Warranty Breach” means a Purchaser Warranty Breach with respect to a Purchaser Fundamental Representation.

“Purchaser Indemnified Party” has the meaning set forth in Section 8.02(a).

“Purchaser Key Person” means Greg Lippmann, Fred Brettschneider, Frank Bruttomesso and Gloria Radeff.

“Purchaser Warranty Breach” means the breach of any representation or warranty made by the Purchaser or the Merger Subs contained in this Agreement or in the certificate delivered by the Purchaser pursuant to this Agreement (it being understood that each statement contained in such certificate shall constitute a representation and warranty).

“Regulatory Proceedings” has the meaning set forth in Section 3.09(e).

“Risk Retention Financing” means (a) the financing facilities provided under that certain loan and security agreement, dated as of October 31, 2017, by and between Trimaran RR I, LLC, as borrower, Trimaran, the lenders party thereto from time to time, Phoenix Life Insurance Company, as agent, and The Bank of New York Mellon Trust Company, National Association, as collateral custodian, together with “Series Supplement” (as defined in such loan and security agreement) thereunder, and (b) the financing facilities provided under that certain loan and security agreement, dated as of December 21, 2017, by and between Trimaran RR II, LLC, as borrower, Trimaran, the lenders party thereto from time to time, Advantage Capital Management LLC, as agent, and The Bank of New York Mellon Trust Company, National Association, as collateral custodian, together with “Series Supplement” (as defined in such loan and security agreement) thereunder, in each case as amended, restated, supplemented or otherwise modified from time to time.

“SEC” means the Securities and Exchange Commission.

“Secured Notes” means, for any CLO Entity, the CLO Notes that are designated as the Secured Notes in the related CLO Indenture.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Fundamental Representation” means any representation or warranty set forth in Section 3.01 (Existence and Power), Section 3.02 (Authorization), Section 3.03 (Capitalization and Ownership; Subsidiaries), Section 3.05 (Consents and Approvals) or Section 3.23 (Brokers).

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“Seller Fundamental Warranty Breach” means a Seller Warranty Breach with respect to a Seller Fundamental Representation.

“Seller Indemnified Party” has the meaning set forth in Section 8.03.

“Seller Parties” has the meaning set forth in the Preamble.

“Seller Warranty Breach” means the breach of any representation or warranty made by the Seller Parties or the Acquired Companies contained in this Agreement or in the certificate delivered by a Seller Party or an Acquired Company pursuant to Section 7.02(a) of this Agreement (it being understood that each statement contained in such a certificate shall constitute a representation and warranty).

“Side Letter” means a letter agreement or other agreement between an Acquired Company and an investor that acquires CLO Notes issued by the relevant CLO Entity (to which such CLO Entity and/or its trustee may also be party).

“Subordinated Noteholder” means, with respect to a CLO Entity, the “Holder” (as defined in the relevant CLO Indenture), the holder or beneficial owner of “Subordinated Notes” (as defined in the relevant CLO Indenture) or “Subordinated Securities” (as defined in the relevant CLO Indenture) issued by such CLO Entity.

“Subordinated Notes” means, with respect to a CLO Entity, the “Subordinated Notes” (as defined in the relevant CLO Indenture) and ”Subordinated Securities” (as defined in the relevant CLO Indenture).

“Subsidiaries” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions, or otherwise bestowing the power to direct the management of such entity are, at the time, directly or indirectly owned by such Person or any entity for which such Person serves as the managing member or general partner.

“Subsidiary Securities” has the meaning set forth in Section 3.03(d).

“Surviving Companies” has the meaning set forth in Section 2.01(a)(iii).

“Surviving Company 1” has the meaning set forth in Section 2.01(a)(i).

“Surviving Company 2” has the meaning set forth in Section 2.01(a)(ii).

“Surviving Company 3” has the meaning set forth in Section 2.01(a)(iii).

“Tax” or “Taxes” means federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the Code), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, escheat or abandoned property, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or any similar taxes, charges or fees of any kind (together with any and all interest, penalties and additions to tax imposed with respect thereto) imposed by any Governmental Authority.

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“Tax Returns” means any and all returns, reports and forms (including elections, declarations, amendments, schedules, information returns or attachments thereto) required to be filed with a Governmental Authority with respect to Taxes, including any amendment thereof.

“Termination Date” has the meaning set forth in Section 9.01(a).

“Third Party Claim” has the meaning set forth in Section 8.06.

“Track Record” means, to the extent related to the Business, any rights with respect to the investment performance information (i.e., “track record”) of the CLO Entities and the Legacy CLO Entities since the inception for each such CLO Entity and Legacy CLO , and copies of all books and records of each of Trimaran and Katonah relating to the CLO Entities to the extent required to support and verify such performance information.

“Trademarks” has the meaning set forth in the definition of Intellectual Property.

“Transaction Expenses” means, without duplication, all of the fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, brokers or other representatives and consultants) incurred prior to the Closing by or on behalf of, or to be paid or reimbursed by, the Acquired Companies in connection with this Agreement, the CLO Manager Required Consents or the Transactions, including any success, change of control, retention or similar bonuses payable to any employee or director of the Acquired Companies upon, or in connection with, the consummation of the Transactions, but excluding any such fees, costs and expenses incurred by or on behalf of, or to be paid by, the Acquired Companies in connection with obtaining approvals from any Governmental Authority in connection with the Transactions.

“Transaction Notice” means a notice (the “CM Notice”) of the Transactions given by the applicable Acquired Company to the trustee under each CLO Indenture in the form attached hereto as Exhibit E and a notice from such trustee to the Subordinated Noteholders and the “Holders” (as defined in the relevant CLO Indenture) of the Controlling Class (as defined in the relevant CLO Indenture) attaching the CM Notice.

“Transactions” means the transactions contemplated by this Agreement and the Ancillary Agreements.

“Transition Services Agreement Term Sheet” shall mean that certain Term Sheet attached hereto as Exhibit B.

“Treasury Regulations” means the Treasury Regulations (including temporary Treasury Regulations) promulgated by the United States Department of Treasury with respect to the Code.

“Trimaran” has the meaning set forth in the Preamble.

“Trimaran Management” has the meaning set forth in the Preamble.

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“Trimaran Management Merger Consideration” means the Merger Consideration allocated to the Katonah Merger on the Allocation Schedule, as such amount may be adjusted in accordance with the terms of this Agreement.

“Trimaran Merger Consideration” means the Merger Consideration allocated to the Katonah Merger on the Allocation Schedule, as such amount may be adjusted in accordance with the terms of this Agreement.

“Unpaid Transaction Expenses” has the meaning set forth in Section 2.07(b).

“WARN” has the meaning set forth in Section 3.17(g).

Section 1.02          Interpretation; Rules of Construction.

(a)           In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(i)          when a reference is made in this Agreement to an Article, Section, Exhibit, Schedule or Annex, such reference is to an Article or Section of, or an Exhibit, Schedule or Annex to, this Agreement;

(ii)         the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(iii)        each Annex, Exhibit and Schedule to this Agreement is a part of this Agreement, and should be construed together;

(iv)        the phrases “ordinary course of business” and “ordinary course” refer to the ordinary course of business of the Business as currently conducted in accordance with past practices;

(v)         the word “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”;

(vi)        the term “writing,” “written” and comparable terms shall be deemed to include communications in electronic form;

(vii)       where a period of time is specified to run from or after a given day or the day of an act or event, it is to be calculated exclusive of such day; and where a period of time is specified as commencing on a given day or the day of an act or event, it is to be calculated inclusive of such day;

(viii)      if the time for performing an obligation hereunder expires on a day that is not a Business Day, the time shall be extended until that time on the next Business Day;

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(ix)         examples shall not be construed to limit, expressly or by implication, the matter they illustrate;

(x)          whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(xi)         the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(xii)        terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto;

(xiii)       the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(xiv)      references to a Person are also to its successors and permitted assigns;

(xv)       the use of “or” is not intended to be exclusive unless expressly indicated otherwise;

(xvi)      references to a law, rule, regulation, contract, agreement or other document mean that law, rule, regulation, contract, agreement, or document as are from time to time amended, modified or supplemented, including by succession of comparable successor law, rule, regulation, contract, agreement, or document, if applicable; and

(xvii)     references to the United States, the US and the U.S. refer to the United States of America.

(b)          Any statement to the effect that any information, document or other material has been “made available” shall mean that such information, document or material was made available by Seller Parties to the Purchaser or the Purchaser’s representatives, for review at least two (2) Business Days prior to the date of this Agreement, by either (i) physically delivering such information to the Purchaser or the Purchaser’s representatives, (ii) delivering such information to the Purchaser or the Purchaser’s representatives in electronic format, whether via email or contained in a disc or other memory device, or (iii) making such information available to the Purchaser or the Purchaser’s representatives in a virtual data room maintained by Seller Parties.

(c)          The Parties have participated jointly in the negotiation and drafting of this Agreement and the other agreements, documents and instruments executed and delivered in connection herewith with counsel sophisticated in investment transactions. The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent. In the event an ambiguity or question of intent or interpretation arises, this Agreement and the agreements, documents and instruments executed and delivered in connection herewith shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement and the agreements, documents and instruments executed and delivered in connection herewith. The Parties acknowledge that each Party and its attorney has reviewed and participated in the drafting of this Agreement and that no rule of strict construction shall be applied against any Party.

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ARTICLE II
MERGERS

Section 2.01         The Mergers.

(a)          Subject to the terms and conditions set forth in this Agreement, at the Effective Time, the following transactions shall take place simultaneously, without any further approval, authorization or direction from or by any of the Parties (other than the authorization of any necessary filings with the Secretary of State of the State of Delaware):

(i)          Merger Sub 1 shall merge with and into Katonah (the “Katonah Merger”), in accordance with the Delaware Law, and following the Katonah Merger, the separate limited liability company existence of Merger Sub 1 shall cease and Katonah shall continue as the surviving limited liability company of the Katonah Merger, with all its property (the “Surviving Company 1”) and as a wholly-owned Subsidiary of the Purchaser. From and after the Effective Time, the Surviving Company 1 shall succeed to all the assets, rights, privileges, immunities, powers and franchises to continue unaffected by the Katonah Merger, and with the effects of the Katonah Merger to be as provided in this Agreement, the applicable Certificate of Merger (as defined below), and the applicable provisions of the Delaware Law. As a result of the Katonah Merger, (x) the issued and outstanding limited liability company interests of Merger Sub 1, as of immediately prior to the Katonah Merger, shall be converted into the validly issued, fully paid and non-assessable outstanding limited liability company interests of the Surviving Company 1 and (y) the issued and outstanding limited liability company interests of Katonah, as of immediately prior to the Katonah Merger, shall be converted into the right to receive the Katonah Merger Consideration.

(ii)         Merger Sub 2 shall merge with and into Trimaran (the “Trimaran Merger”), in accordance with the Delaware Law, and following the Trimaran Merger, the separate limited liability company existence of Merger Sub 2 shall cease and Trimaran shall continue as the surviving limited liability company of the Trimaran Merger, with all its property (the “Surviving Company 2”) and as a wholly-owned Subsidiary of the Purchaser. From and after the Effective Time, the Surviving Company 2 shall succeed to all the assets, rights, privileges, immunities, powers and franchises to continue unaffected by the Trimaran Merger, and with the effects of the Trimaran Merger to be as provided in this Agreement, the applicable Certificate of Merger (as defined below), and the applicable provisions of the Delaware Law. As a result of the Trimaran Merger, (x) the issued and outstanding limited liability company interests of Merger Sub 2, as of immediately prior to the Trimaran Merger, shall be converted into the validly issued, fully paid and non-assessable outstanding limited liability company interests of the Surviving Company 2 and (y) the issued and outstanding limited liability company interests of Trimaran, as of immediately prior to the Trimaran Merger, shall be converted into the right to receive the Trimaran Merger Consideration.

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(iii)        Merger Sub 3 shall merge with and into Trimaran Management (the “Trimaran Management Merger” and, together with the Katonah Merger and the Trimaran Merger, each, a “Merger” and collectively, the “Mergers”), in accordance with the Delaware Law, and following the Trimaran Management Merger, the separate limited liability company existence of Merger Sub 3 shall cease and Trimaran Management shall continue as the surviving limited liability company of the Trimaran Management Merger, with all its property (the “Surviving Company 3” and, together with the Surviving Company 1 and the Surviving Company 2, the “Surviving Companies”) and as a wholly-owned Subsidiary of the Purchaser. From and after the Effective Time, the Surviving Company 3 shall succeed to all the assets, rights, privileges, immunities, powers and franchises to continue unaffected by the Trimaran Management Merger, and with the effects of the Trimaran Management Merger to be as provided in this Agreement, the applicable Certificate of Merger (as defined below), and the applicable provisions of the Delaware Law. As a result of the Trimaran Management Merger, (x) the issued and outstanding limited liability company interests of Merger Sub 3, as of immediately prior to the Trimaran Management Merger, shall be converted into the validly issued, fully paid and non-assessable outstanding limited liability company interests of the Surviving Company 3 and (y) the issued and outstanding limited liability company interests of Trimaran Management, as of immediately prior to the Trimaran Management Merger, shall be converted into the right to receive the Trimaran Management Merger Consideration.

Section 2.02         Certificates of Merger; Other Rights.

(a)          At the Closing, the Acquired Companies shall cause a certificate of merger, substantially in the form of Exhibit C-1 (in respect of the Katonah Merger), Exhibit C-2 (in respect of the Trimaran Merger) and Exhibit C-3 (in respect of the Trimaran Management Merger) attached hereto (each, a “Certificate of Merger” and, collectively, the “Certificates of Merger”), to be executed, acknowledged and filed with the Secretary of State of the State of Delaware and the Acquired Companies shall make all other filings or recordings required by the Delaware Law in connection with the Mergers. Each of the Mergers shall become effective at such time as the applicable Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such other time as the Parties shall agree and specify in the applicable Certificate of Merger (the “Effective Time”).

(b)          Commodore hereby waives any rights to dissent or seek appraisal or other similar rights under the Delaware Law or other applicable Law with respect to the Transactions, including the Mergers.

Section 2.03         Closing. Subject to the terms and conditions of this Agreement, the closing of each of the Mergers and the other transactions contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, NY 10022 (or at such other place as the Seller Parties and the Purchaser may mutually agree upon in writing) on the later of (a) the second (2nd) Business Day following the satisfaction or waiver of the conditions to the obligations of the Parties set forth in ARTICLE VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of all conditions at the Closing) or (b) the date that is the forty-sixth (46th) day after the last of the Transaction Notices has been delivered (the date on which Closing occurs is the “Closing Date”). The Closing may be conducted in a mutually acceptable manner by overnight courier, facsimile or.pdf attachments to e-mails.

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Section 2.04         Organizational Documents of the Surviving Companies.

(a)          At the Effective Time and without any further action on the part of each of the Acquired Companies or any other Person (other than the authorization of any necessary filings with the Secretary of State of the State of Delaware), the certificate of formation of (i) Katonah as of immediately prior to the Effective Time shall be the certificate of formation of the Surviving Company 1, (ii) Trimaran as of immediately prior to the Effective Time shall be the certificate of formation of the Surviving Company 2 and (iii) Trimaran Management as of immediately prior to the Effective Time shall be the certificate of formation of the Surviving Company 3. Such amended and restated certificates of formation shall continue in full force and effect until further amended in accordance with the provisions thereof and the Delaware Law.

(b)          At the Effective Time and without any further action on the part of each of the Acquired Companies or any other Person, the operating agreement of (i) Merger Sub 1 as of immediately prior to the Effective Time, which shall be amended and restated to be in the form of Exhibit D-1 attached hereto, shall be the operating agreement of the Surviving Company 1, (ii) Merger Sub 2 as of immediately prior to the Effective Time, which shall be amended and restated to be in the form of Exhibit D-2 attached hereto, shall be the operating agreement of the Surviving Company 2 and (iii) Merger Sub 3 as of immediately prior to the Effective Time, which shall be amended and restated to be in the form of Exhibit D-3 attached hereto, shall be the operating agreement of the Surviving Company 3. Such amended and restated operating agreements shall continue in full force and effect until further amended in accordance with the provisions thereof and the Delaware Law.

Section 2.05         Managing Members. From and after the Effective Time, until successors are duly elected or appointed in accordance with applicable Law and the operating agreement of the applicable Surviving Company, the managing member of (a) Merger Sub 1 as of immediately prior to the Effective Time shall be the managing member of the Surviving Company 1, (b) Merger Sub 2 as of immediately prior to the Effective Time shall be the managing member of the Surviving Company 2 and (c) Merger Sub 3 as of immediately prior to the Effective Time shall be the managing member of the Surviving Company 3. As of immediately prior to the Effective Time and as of immediately following the Effective Time, none of the Acquired Companies or the Surviving Companies will have any non-member managers.

Section 2.06         Officers. From and after the Effective Time, until successors are duly elected or appointed in accordance with applicable Law and the operating agreement of the applicable Surviving Company, the officers of (a) Katonah as of immediately prior to the Effective Time (after giving effect to the resignations contemplated by Section 2.08(i)) shall be the officers of the Surviving Company 1, (b) Trimaran as of immediately prior to the Effective Time (after giving effect to the resignations contemplated by Section 2.08(i)) shall be the officers of the Surviving Company 2 and (c) Trimaran Management as of immediately prior to the Effective Time (after giving effect to the resignations contemplated by Section 2.08(i)) shall be the officers of the Surviving Company 3.

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Section 2.07         Closing Payments.

(a)          At the Closing, the Purchaser shall pay, or cause to be paid, to Commodore by wire transfer in immediately available funds to an account or accounts designated in writing by Commodore (which account or accounts shall be so designated at least two Business Days prior to the Closing Date) an amount equal to the Closing Purchase Price.

(b)          At the Closing, the Purchaser shall pay, or cause to be paid, on behalf of the Acquired Companies, to the applicable payees provided by the Seller Parties at least three (3) Business Days prior to the Closing Date any Transaction Expenses that are owed but that have not yet been paid (any such expenses, the “Unpaid Transaction Expenses”), pursuant to the delivery instructions provided by the Seller Parties at least three (3) Business Days prior to the Closing Date.

(c)          At the Closing, the Purchaser shall pay, or cause to be paid, on behalf of the Acquired Companies, to the applicable lenders identified in Section 2.07(c) of the Disclosure Schedule and any other holder of Closing Indebtedness, the applicable amounts in respect of the Closing Indebtedness pursuant to the delivery instructions provided in the applicable Payoff Letters; provided, however, that if the Seller Parties deliver reasonably sufficient evidence to the Purchaser that the amounts owed by the Acquired Companies to the applicable lenders identified on Section 2.07(c) of the Disclosure Schedule have been fully satisfied (and all Encumbrances securing such amounts have been released), then the Purchaser shall not make or cause to be made any payments with respect to such amounts at the Closing.

Section 2.08         Closing Deliveries by the Seller Parties. At the Closing, the Seller Parties shall deliver or cause to be delivered to the Purchaser each of the following documents or agreements:

(a)          The Certificates of Merger, duly executed and filed with the Secretary of State of the State of Delaware, and all other filings or recordings required by the Delaware Law in connection with the Mergers;

(b)          duly executed copies of all Payoff Letters for the Closing Indebtedness, if any, including the items set forth on Section 3.03(f) of the Disclosure Schedule;

(c)          copies of all corporate resolutions with respect to the Seller Parties, Katonah, Trimaran and Trimaran Management authorizing, adopting and approving this Agreement, the applicable Mergers and the other Transactions;

(d)          reasonable evidence that each of the CLO Manager Required Consents has been obtained;

(e)          evidence reasonably satisfactory to the Purchaser with respect to the novation or termination of each Contract to which Katonah is a party;

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(f)          evidence reasonably satisfactory to the Purchaser with respect to the dissolution of each of (i) Katonah 2007-I CLO, Ltd., (ii) Trimaran CLO VII, Ltd., (iii) Catamaran CLO 2012-1, Ltd., (iv) Trimaran Risk Retention Holdings, LLC, (v) Trimaran Risk Retention I, LLC and (vi) Trimaran RR II, LLC;

(g)          a Payoff Letter reasonably satisfactory to the Purchaser with respect to the repayment in full of the Indebtedness, obligations and guarantees pursuant to the Risk Retention Financing;

(h)          a certificate of non-foreign status from Commodore in form and substance satisfactory to the Purchaser and in compliance with Treasury Regulations Section 1.1445-2(b);

(i)          the written resignations, in form and substance reasonably satisfactory to the Purchaser, of each officer of the Acquired Companies and each member of the Management Committee of Katonah, in each case, who is not a Continuing Employee as may be requested by the Purchaser prior to the Closing; and

(j)          the certificates required by Section 7.02(a), Section 7.02(o), Section 7.02(q) and Section 7.02(r).

Section 2.09         Closing Deliveries by the Purchaser. At the Closing, the Purchaser shall deliver or cause to be delivered to the Seller Parties each of the following documents or agreements:

(a)          the payments required by Section 2.07;

(b)          copies of all corporate resolutions with respect to the Purchaser and the Merger Subs authorizing, adopting and approving this Agreement, the applicable Mergers and the other Transactions; and

(c)          the certificate required by Section 7.01(a).

Section 2.10         Closing Estimates; Closing Statement; Purchase Price Adjustment.

(a)          No later than five (5) Business Days prior to the Closing Date, the Seller Parties shall deliver to the Purchaser their good faith reasonable estimate (the “Estimated Closing Statement”) of (i) the Closing Indebtedness (the “Estimated Closing Indebtedness”), (ii) the Transaction Expenses (the “Estimated Transaction Expenses”), together with confirmation (in form and substance reasonably satisfactory to the Purchaser) that all such Transaction Expenses (other than any Unpaid Transaction Expenses) have been paid to the Persons owed such Transaction Expenses, along with evidence that any liens related to any such Transaction Expenses have been released, (iii) the Closing Current Accrued Liabilities Amount (the “Estimated Closing Current Accrued Liabilities Amount”) and (iv) the calculation of the Management Fee Amount. The Seller Parties and the Purchaser shall negotiate in good faith to attempt to reasonably resolve any disagreement regarding such calculations prior to the Closing.

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(b)          No later than forty five (45) days after the Closing Date, the Purchaser may prepare and deliver to the Seller Parties a statement (the “Closing Statement”) setting forth in reasonable detail its good faith calculations of any disputes with respect to the Estimated Closing Statement. If the Purchaser does not deliver a Closing Statement within such forty-five (45) day period (or if the Purchaser earlier confirms in writing its definitive agreement with the Estimated Closing Statement), the Estimated Closing Statement (and the items set forth thereon), will be final and binding on the Parties.

(c)          In the event that a Closing Statement is delivered, the Seller Parties may dispute the Closing Statement by delivering a written notice of dispute (in each case, a “Notice of Disagreement”) to the Purchaser, within ten (10) days of receiving the Closing Statement. If the Seller Parties do not deliver a Notice of Disagreement within such ten (10) day period (or if the Seller Parties earlier confirm in writing their definitive agreement with the Closing Statement), then the Closing Statement shall become final and binding upon the Parties. During the ten (10) day period following the Seller Parties’ receipt of the Closing Statement, the Seller Parties and their accountants shall be permitted reasonable access to review the working papers of the Purchaser and the Purchaser’s independent accountant relating to the Closing Statement; provided, that in order to review such accountant’s working papers, the Seller Parties and its accountants shall execute any releases or waivers customarily and reasonably required by independent accountants in connection therewith. A Notice of Disagreement shall set forth in reasonable detail those items in the Closing Statement that the Seller Parties dispute, and include all reasonable supporting documentation. The Purchaser and the Seller Parties will attempt to resolve any such dispute during the ten (10) day period commencing on the date the Seller Parties deliver the Notice of Disagreement. If the Purchaser and the Seller Parties do not agree upon a final resolution within such ten (10) day period, then the Purchaser and KCAP will engage the Accountant and the items that remain in dispute shall be submitted promptly to the Accountant. After such ten (10) day period, any item or matter set forth in the Closing Statement that has not been disputed by the Seller Parties shall become final and binding upon the Parties. The Accountant shall be instructed to render a determination of the applicable dispute within thirty (30) days after referral of the matter to the Accountant, which determination must be in writing and must set forth, in reasonable detail, the basis therefor. The determination of the Accountant of any item or matter on the Closing Statement so submitted shall be final and binding upon the Parties and judgment may be entered upon the determination of the Accountant in any court having jurisdiction over the Party against which such determination is to be enforced. The Accountant shall determine, based solely on presentations by the Purchaser and the Seller Parties and their respective representatives, and not by independent review, only those items disputed in the Notice of Disagreement that have not subsequently been agreed upon in writing by the Parties. In resolving any disputed item, the Accountant shall not assign a value to any item greater than the greatest value for such item claimed by any Party or less than the smallest value for such item claimed by any Party. Notwithstanding any provisions of this Agreement to the contrary, the Accountant shall be deemed to be acting as an expert and not as an arbitrator. The fees, costs and expenses of the Accountant shall be paid by the non-prevailing Party that unsuccessfully disputed such disputed items so submitted (as finally determined by the Accountant).

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(d)          The “Final Adjustment Amount” shall be an amount equal to (i)(A) the Estimated Closing Indebtedness minus (B) the Closing Indebtedness as finally determined by this Section 2.10, plus (ii)(A) the Estimated Transaction Expenses minus (B) the Transaction Expenses as finally determined by this Section 2.10 (such amount, the “Final Transaction Expenses Adjustment Amount”), and plus (iii)(A) the Estimated Closing Current Accrued Liabilities Amount minus (B) the Closing Current Accrued Liabilities Amount as finally determined by this Section 2.10. Within two (2) Business Days after the final determination of the Closing Indebtedness, the Transaction Expenses, and the Closing Current Accrued Liabilities Amount, (x) if the Final Adjustment Amount is positive, the Purchaser shall pay (by wire transfer of immediately available funds to the account or accounts designated in writing by the Seller Parties) an amount in cash to the Seller Parties equal to the Final Adjustment Amount and (y) if the Final Adjustment Amount is negative, the Seller Parties shall pay (by wire transfer of immediately available funds to the account or accounts designated in writing by the Purchaser) an amount in cash to the Purchaser equal to the Final Adjustment Amount minus the Final Transaction Expenses Adjustment Amount to the Purchaser; provided, however, that if the Final Transaction Expenses Adjustment Amount is a negative number, then the Seller Parties shall pay the Final Transaction Expenses Adjustment Amount directly to the applicable Persons in respect of such Transaction Expenses, and none of the Purchaser or any Surviving Company shall be liable for, or obligated to pay, any such payments.

(e)          If the Estimated Management Fee Amount is greater than the Management Fee Amount as finally determined by this Section 2.10, the Seller Parties shall pay (by wire transfer of immediately available funds to the account or accounts designated in writing by the Purchaser) an amount in cash to the Purchaser equal to the absolute value of such difference. If the Estimated Management Fee Amount is less than the Management Fee Amount as finally determined by this Section 2.10, the Purchaser shall pay (by wire transfer of immediately available funds to the account or accounts designated in writing by the Seller Parties) an amount in cash to the Seller Parties equal to the absolute value of such difference. For the avoidance of doubt, if the Estimated Management Fee Amount is equal to the Management Fee Amount as finally determined by this Section 2.10, no payment shall be required pursuant to this Section 2.10(e).

(f)          The Seller Parties and the Purchaser agree that any payment made pursuant to Section 2.10(d) or Section 2.10(e) shall be treated as an adjustment to the Merger Consideration for Tax purposes, unless otherwise required by a final determination within the meaning of Section 1313 of the Code or any analogous provision of applicable Law.

Section 2.11         Withholding Rights. The Purchaser and the Seller Parties shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement or the Transactions such amounts as they are required to deduct and withhold with respect to the making of such payment under the Code, the Treasury Regulations or any provision of state, local or foreign tax Law; provided, however, that, if the Purchaser intends to withhold any amounts not expressly contemplated to be withheld by this Agreement, the Purchaser shall provide the applicable Seller Parties with notice of the intention to withhold reasonably in advance of such withholding and a reasonable opportunity for the applicable Seller Parties to provide any statement, form or other documentation that would eliminate the requirement to withhold. To the extent that any amounts are so deducted and withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid.

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ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE SELLER PARTIES
AND THE ACQUIRED COMPANIES

In order to induce the Purchaser and the Merger Subs to enter into this Agreement and consummate the Transactions, the Seller Parties and the Acquired Companies hereby jointly and severally represent and warrant to the Purchaser and the Merger Subs, both as of the date of this Agreement and as of immediately prior to the Closing on the Closing Date, the accuracy of each of the factual statements set forth in this ARTICLE III. Such representations and warranties are subject to the qualifications and exceptions set forth in the Disclosure Schedule on the date of this Agreement. The section number headings in the Disclosure Schedule correspond to the section numbers in this Agreement and any information disclosed in any section of the Disclosure Schedule on the date of this Agreement shall be deemed to be disclosed and incorporated into any other section of the Disclosure Schedule to the extent that it would be reasonably apparent on the face of such disclosure that such matter is applicable to such other section of the Disclosure Schedule, whether or not there is a cross-reference to such other section. Disclosure of any fact or item in any section of the Disclosure Schedule shall not necessarily mean that such item or fact is material, is an admission of liability or is required to be disclosed.

Section 3.01         Existence and Power.

(a)          Each of the Seller Parties and the Acquired Companies is duly incorporated or organized, as applicable, and is validly existing under the Laws of the jurisdiction of its organization.

(b)          Each of the Seller Parties and the Acquired Companies is in good standing under the Laws of the jurisdiction of its organization. Each of the Seller Parties and the Acquired Companies has the requisite partnership, limited liability company or corporate, as applicable, power and authority to own, operate and lease its assets and to carry on its business as currently conducted. Each of the Seller Parties and the Acquired Companies is duly licensed and qualified to do business and is in good standing in each jurisdiction where the ownership, operation or leasing of its assets or the conduct of its business as currently conducted requires such qualification, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole. True and correct copies of the Organizational Documents of each of the Seller Parties and the Acquired Companies, each as in effect on the date of this Agreement, have been made available to the Purchaser, the Merger Subs or their representatives.

(c)          Each of the Seller Parties and the Acquired Companies has all necessary power and authority to execute, deliver and perform this Agreement and the Ancillary Agreements to which it is or will be a party, to carry out its obligations hereunder and thereunder and to consummate the Transactions.

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Section 3.02         Authorization. Each of the Seller Parties and the Acquired Companies has all necessary partnership, limited liability company or corporate power and authority (as applicable) to enter into this Agreement and the Ancillary Agreements to which it is or will be a party, to carry out its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery by each of the Seller Parties and the Acquired Companies of this Agreement and the Ancillary Agreements to which it is or will be a party, the performance by each of the Seller Parties and the Acquired Companies of its obligations hereunder and thereunder and the consummation by each of the Seller Parties and the Acquired Companies of the Transactions have been duly authorized by all requisite partnership, limited liability company or corporate, as applicable, action on the part of such Seller Party or such Acquired Company. This Agreement constitutes, and each other Ancillary Agreement to which each Seller Party or each Acquired Company is or will be a party will constitute when executed and delivered, a legal, valid and binding agreement of each of the Seller Parties and the Acquired Companies enforceable against such Seller Party or such Acquired Company in accordance with its terms, except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability relating to or affecting the rights of creditors generally (the “Bankruptcy Exception”).

Section 3.03         Capitalization and Ownership; Subsidiaries.

(a)          Upon the consummation of the Mergers, the Purchaser will acquire 100% of the issued and outstanding equity interests of each of the Surviving Companies, free and clear of any Encumbrances (other than Encumbrances arising under applicable securities Laws).

(b)          As of the date of this Agreement and as of immediately prior to the Closing, (i) all of the direct and indirect holders of Capital Stock of the Acquired Companies are set forth on Section 3.03(b) of the Disclosure Schedule and (ii) all of such Capital Stock is and will be owned by such direct and indirect holders in the amounts set forth on Section 3.03(b) of the Disclosure Schedule, in each case, free and clear of any Encumbrances (other than Encumbrances arising under applicable securities Laws or Encumbrances arising under the Organizational Documents of the Acquired Companies). No Capital Stock of any Acquired Company is certificated.

(c)          Except as set forth on Section 3.03(b) of the Disclosure Schedule or Section 3.03(c) of the Disclosure Schedule, there is no outstanding (i) Capital Stock of any Acquired Company, (ii) securities convertible into or exchangeable or exercisable for Capital Stock of any Acquired Company or (iii) options, preemptive rights, stock appreciation, phantom stock or profit participation rights with respect to, or other rights to acquire from any Acquired Company, or other obligations of any Acquired Company to issue, any equity interests or other securities or securities convertible into or exchangeable for Capital Stock of any Acquired Company (the items in Section 3.03(c)(i), Section 3.03(c)(ii) and Section 3.03(c)(iii) being referred to collectively as the “Company Securities”). Except as set forth on Section 3.03(c) of the Disclosure Schedule, there are no outstanding obligations of any of the Acquired Companies to repurchase, redeem or otherwise acquire any Company Securities nor shall any such obligation be created by virtue of the consummation of the Transactions.

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(d)          Except as set forth on Section 3.03(d) of the Disclosure Schedule, no Acquired Company has any direct or indirect Subsidiaries. Section 3.03(d) of the Disclosure Schedule sets forth all of the Capital Stock of each Subsidiary of each Acquired Company, the name of each owner of such interest and the percentage ownership of each such owner in such interest. Other than as set forth in Section 3.03(d) of the Disclosure Schedule, there are no (i) securities convertible into or exchangeable or exercisable for Capital Stock of any Subsidiary of an Acquired Company or (ii) options, preemptive rights, stock appreciation, phantom stock or profit participation rights with respect to, or other rights to acquire from any Acquired Company, or other obligations of any Acquired Company to issue, any Capital Stock or securities convertible into or exchangeable for Capital Stock of any Subsidiary of an Acquired Company (the items in Sections 3.03(d)(i) and 3.03(d)(ii) being referred to collectively as the “Subsidiary Securities”). Except as set forth on Section 3.03(d) of the Disclosure Schedule, there are no outstanding obligations of any of the Acquired Companies to repurchase, redeem or otherwise acquire any Subsidiary Securities nor shall any such obligation be created by virtue of the consummation of the Transactions (except as expressly set forth in the Ancillary Agreements).

(e)          Except as set forth on Section 3.03(e) of the Disclosure Schedule, no Acquired Company owns beneficially, directly or indirectly, any Capital Stock of any Person, or any interest in a partnership or joint venture of any kind.

(f)          Section 3.03(f) of the Disclosure Schedule sets forth all of the outstanding Indebtedness of the Acquired Companies and the Business as of the date of this Agreement. Other than as set forth on Section 3.03(f) of the Disclosure Schedule, the Acquired Companies are not a party to any credit agreement, loan agreement, note purchase agreement, indenture, trust deed, derivative or other transaction in connection with a warehouse credit facility for any collateralized loan obligation transaction.

Section 3.04         No Conflict. Assuming that all consents, approvals, authorizations and other actions described in Section 3.05 have been obtained and all filings, notifications, consents, approvals, authorizations and other actions listed in Section 3.04 of the Disclosure Schedule have been made:

(a)          the execution, delivery and performance by each of the Seller Parties and the Acquired Companies of this Agreement and the Ancillary Agreements to which such Seller Party or such Acquired Company is or will be a party, and the consummation of the Transactions, do not and will not (i) violate, conflict with or result in the breach of any provision of the Organizational Documents of the Seller Parties or the Acquired Companies, (ii) conflict with or violate any Law or Governmental Order applicable to any Seller Party or any Acquired Company or (iii) conflict with, result in any violation or breach of, constitute a default (or event which, with the giving of notice or lapse of time, or both, would become a default) under, require any consent, approval, authorization or other action by, or notification to, any third party under, or give to others any rights of termination, amendment, withdrawal, first refusal, first offer, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which any Seller Party or any Acquired Company is a party, except as, individually or in the aggregate, would not reasonably be expected to (A) affect the ability of any Seller Party or any Acquired Company to carry out its obligations hereunder or any Ancillary Agreement to which it is or will be a party, and to consummate the Transactions or (B) otherwise be material to the Acquired Companies or the Business; and

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(b)          except as set forth on Section 3.05 of the Disclosure Schedule and the CLO Manager Required Consents, the execution, delivery and performance of this Agreement and each Ancillary Agreement by each Seller Party and each Acquired Company party thereto, and the consummation of the Transactions by the Seller Parties and the Acquired Companies, do not and will not require any material consent, approval, authorization or other similar action by any Seller Party or any Acquired Company, or any material filing by any Seller Party or any Acquired Company with, to or with respect to, any Governmental Order or Governmental Authority (other than with respect to a Form ADV or in connection with the Advisers Act).

Section 3.05         Consents and Approvals. Except as set forth on Section 3.05 of the Disclosure Schedule, the CLO Manager Required Consents or for periodic reports as may be required in connection with KCAP’s obligations under the Exchange Act, neither the execution and delivery of this Agreement or the Ancillary Agreements, the performance by the Seller Parties and the Acquired Companies of their obligations hereunder and thereunder nor the consummation of the Transactions requires any notice, filing, consent or approval (or confirmation by any rating agency that it will not affect a rating of securities issued by a CLO Entity), constitutes or would result in a Default or causes a payment obligation to arise under (a) any Law or Governmental Order to which a Seller Party or an Acquired Company is subject, (b) the Organizational Documents of any Seller Party or any Acquired Company, (c) any of the CLO Documents or CLO Agreements or (d) any Contracts relating to Indebtedness of the Acquired Companies. As of the Closing, the Seller Parties and the Acquired Companies shall have provided all notifications required to be provided in connection with the consummation of the Mergers and/or the changes of control that occur pursuant to the Mergers to or with respect to any Governmental Order or Governmental Authority. As of the Closing, the Seller Parties, the Acquired Companies and the trustee under each CLO Indenture shall have provided all notifications required to be provided pursuant to Section 13(a) of each Collateral Management Agreement in connection with the consummation of the Mergers and/or the changes of control that occur pursuant to the Mergers. As of the Closing, all consent or non-objection requirements applicable to the consummation of the Mergers and/or the changes of control that occur pursuant to the Mergers shall have been satisfied.

Section 3.06         Financial Information.

(a)          Section 3.06 of the Disclosure Schedule sets forth true, correct and complete copies of (i)(A) the financial statements contained in the annual reports filed or furnished by KCAP with the SEC pursuant to the Securities Exchange Act of 1934, as amended, for the years ended as of December 31, 2015, December 31, 2016 and December 31, 2017, and (B) the unaudited balance sheet of all of the asset management Affiliates of KCAP, on a combined basis, for the fiscal years ended as of December 31, 2015, December 31, 2016 and December 31, 2017, and a related unaudited statement of operations of all of the asset management Affiliates of KCAP, on a combined basis (collectively, the “Financial Statements”), and (ii) an unaudited balance sheet of all of the asset management Affiliates of KCAP, on a combined basis, as of September 30, 2018 (the “Interim Balance Sheet Date”) and a related unaudited statement of operations of all of the asset management Affiliates of KCAP, on a combined basis (the “Interim Financial Statements”).

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(b)          The Financial Statements and the Interim Financial Statements (i) were prepared in accordance with the books and records of the Seller Parties (except as may be indicated in the notes thereto), (ii) to the extent a balance sheet included in the Financial Statements and the Interim Financial Statements expressly presents financial information of the Business, such balance sheet presents fairly in all material respects the financial condition, position and results of operations of the Business to the extent presented therein, as of the dates thereof or for the periods covered thereby, and (iii) were prepared in accordance with GAAP applied on a basis consistent with the past practices of KCAP, in the case of the Financial Statements, and with the past practices of all of the asset management Affiliates of KCAP on a combined basis, in the case of the Interim Financial Statements, being subject, (A) in the case of the Financial Statements, to the notes thereto and (B) in the case of the Interim Financial Statements, to normal year-end adjustments, the effects of which are not expected to be, individually or in the aggregate, material.

Section 3.07         Absence of Undisclosed Material Liabilities. There are no material Liabilities of any Acquired Company of any nature, other than Liabilities (a) reflected on or reserved against the Financial Statements or the Interim Financial Statements, including the notes thereto (in each case, to the extent so reflected or reserved therein), (b) that are not required under GAAP to be reflected on or reserved against the Financial Statements, the Interim Financial Statements or the notes thereto, (c) set forth on Section 3.07 of the Disclosure Schedule or (d) incurred since the Interim Balance Sheet Date in the ordinary course of business that would not, individually or in the aggregate, be material to the Acquired Companies; provided, however, that as of immediately prior to the Closing on the Closing Date, there are no (i) Liabilities of Katonah of any nature, other than Liabilities set forth in Section 3.07 of the Disclosure Schedule or (ii) any other current liabilities of the Acquired Companies or owed to the Continuing Employees other than as set forth on the Closing Statement.

Section 3.08         Conduct in the Ordinary Course. Since the Interim Balance Sheet Date, each Acquired Company has conducted its business in the ordinary course, consistent with past practice. Since the Interim Balance Sheet Date, there has been no Material Adverse Effect.

Section 3.09         Advisers Act; Regulatory Compliance.

(a)          Each Acquired Company is a registered investment adviser under the Advisers Act or a relying adviser of another Acquired Company that is a registered investment adviser under the Advisers Act.

(b)          No Acquired Company nor, to the Knowledge of the Seller Parties, any other Person “associated” (as defined under the Advisers Act) with an Acquired Company during the preceding ten (10) years, has been convicted of any crime or is or has been subject to any disqualification that would be a basis for denial, suspension or revocation of registration of an investment adviser under Section 203(e) of the Advisers Act or Rule 206(4)-4(b) thereunder or has engaged in any conduct, been involved in any litigation or is or was subject to any order that is required to be disclosed on a Form ADV (assuming for this purpose that the Acquired Company is required to file a Form ADV).

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(c)          Other than the exemption from section 12(d)(3) of the Investment Company Act of 1940, as amended, granted by the Securities and Exchange Commission by order dated March 27, 2012, no exemptive orders, “no-action” letters or similar exemptions or regulatory relief have been obtained, and no requests are pending therefor, by or with respect to an Acquired Company or, to the Knowledge of the Seller Parties, any CLO Entity or Legacy CLO Entity in connection with the business of an Acquired Company or, or to the Knowledge of the Seller Parties, any CLO Entity or Legacy CLO Entity other than as may generally apply to issuers of collateralized loan obligations or to the collateralized loan obligation management industry generally.

(d)          No Acquired Company is, or is required to be, (i) registered as a broker-dealer with the SEC, (ii) a member of the Financial Industry Regulatory Authority, (iii) registered with the U.S. Commodity Futures Trading Commission or (D) a member of the National Futures Association.

(e)          Section 3.09(e) of the Disclosure Schedule contains a list of all material investigations, audits, examinations, requests for information or other Actions (or any notice of any of the foregoing), in each case, as notified to an Acquired Company (collectively, the “Regulatory Proceedings”) by the SEC or any other Governmental Authority that are currently pending or that have been completed within the past five (5) years. To the Knowledge of the Seller Parties, there are no circumstances reasonably likely to lead to any Action by the SEC or any other Governmental Authority in connection with any such Regulatory Proceeding.

(f)          No Acquired Company nor, to the Knowledge of the Seller Parties, any employee, officer or director, of any Acquired Company or the Business is, or at any time within the past five (5) years has been, (i) subject to any cease and desist, censure or other disciplinary or similar order issued by, (ii) a party to any consent agreement, memorandum of understanding or disciplinary agreement with, (iii) a party to any commitment letter with or given a similar undertaking to, (iv) subject to any order or directive by or (v) a recipient of any supervisory letter from, in each case, any Governmental Authority (including, without limitation, the SEC), and, to the Knowledge of the Seller Parties, none of them is threatened with the imposition or receipt of any of the foregoing, except as set forth on Section 3.09(f) of the Disclosure Schedule.

(g)          The information included in each Acquired Company’s most recently filed Form ADV (and any amendments thereto) is true, correct and accurate in all material respects and does not omit any information required to be included therein.

(h)          No Acquired Company is, in the case of any CLO Entity or Legacy CLO Entity, (i) required under any United States or European Union Law applicable to either it or to any CLO Entity or Legacy CLO Entity or (ii) obligated under any agreement, risk retention letter or other agreement to which it or any CLO Entity or Legacy CLO Entity is party, to retain or hold any CLO Notes as a risk retention interest.

(i)          To the Knowledge of the Seller Parties, no CLO Entity or Legacy CLO Entity is (i) an employee benefit plan, as defined in Section 3(3) of ERISA, that is subject to Title I of ERISA; (ii) a Person acting on behalf of such a plan; or (iii) an entity whose assets include the assets of such a plan, within the meaning of ERISA and applicable regulations.

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Section 3.10         CLO Collateral Management Agreements; CLO Indentures. Except as set forth in Section 3.10 of the Disclosure Schedule:

(a)          The Acquired Companies (as applicable) are the sole collateral managers for the applicable CLO Entities and Legacy CLO Entities and are not acting in such or any similar capacity for any other Persons, and the CLO Documents include the only agreements to which any of them is a party arising from such capacity (other than engagement letters with placement agents and rating agencies relating solely to CLO Notes which have been issued by CLO Entities and Legacy CLO Entities prior to the date of this Agreement and/or where the only obligations of an Acquired Company which remain in effect are to indemnify such placement agent or rating agency). Each Acquired Company has been and is in compliance in all material respects with the CLO Collateral Management Agreements, the CLO Collateral Administration Agreements, the CLO Indentures and with all covenants and other provisions of the CLO Agreements, in each case, applicable to it.

(b)          (i) Since the acquisition of control thereof by the Seller Parties, each Acquired Company has been operated and is currently operating in compliance in all material respects with all applicable Laws, (ii) no event has occurred, and no condition or circumstance exists, that could reasonably be expected to constitute or result, directly or indirectly, in a violation by such Acquired Company (or, to the Knowledge of the Seller Parties, by any CLO Entity or Legacy CLO Entity) of, or a failure on the part of such Acquired Company (or, to the Knowledge of the Seller Parties, on the part of any CLO Entity or Legacy CLO Entity) to comply with, any Law in all material respects and (iii) no offering memorandum or other document prepared or reviewed and approved by such Acquired Company and used to sell securities issued under the related CLO Indenture contained, as of its date, any untrue statement of a material fact with respect to such Acquired Company, or omitted to state a material fact with respect to such Acquired Company required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (it being understood that the statements with respect to such Acquired Company contained therein did not constitute the information which would have been required to be provided by an issuer of securities in a registration statement filed under the Securities Act).

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(c)          (i) Neither the Seller Parties nor any Acquired Company has received any notice from any CLO Entity, Legacy CLO Entity trustee or securityholder of any CLO Entity or Legacy CLO Entity directing that such Acquired Company be removed as collateral manager under any CLO Collateral Management Agreement for Cause, and such Acquired Company has not provided any notice of its resignation as the collateral manager under any CLO Collateral Management Agreement, (ii) to the Knowledge of the Seller Parties, there is no event, fact or circumstance that has resulted in or that is reasonably likely to result in a default or “Event of Default” under any CLO Indenture or the termination of or otherwise adversely affect the rights of the applicable Acquired Company or the ability of such Acquired Company to continue to act as the collateral manager under the related CLO Collateral Management Agreement, including, without limitation, any event that has resulted in or would result in a “Cause” (as defined in such CLO Collateral Management Agreement) event under such CLO Collateral Management Agreement, (iii) there are no collateral management fees that are due and payable by the related CLO Entity under any CLO Collateral Management Agreement or CLO Indenture that remain unpaid beyond any applicable grace period, (iv) none of the Seller Parties nor any Acquired Company has received any written notice from any Governmental Authority with respect to any CLO Entity, Legacy CLO Entity or the applicable Acquired Company regarding any actual, threatened or alleged violation of, or failure to comply with, any applicable Law by any CLO Entity, Legacy CLO Entity or by such Acquired Company, except as disclosed on Section 3.10(b) of the Disclosure Schedule, (v) there are no collateral management fees that have been waived or deferred pursuant to any CLO Indenture or CLO Collateral Management Agreement, (vi) no CLO Entity, Legacy CLO Entity, trustee, or investors in any Subordinated Notes issued by a CLO Entity or Legacy CLO Entity has delivered to the related collateral manager notice requesting a redemption, refinancing or repricing of any securities issued by a CLO Entity or Legacy CLO Entity unless such refinancing or repricing has been completed prior to the date of this Agreement, that a Default (or an event which with the passage of time or the giving of notice or both would constitute a Default) has occurred, that Cause (or an event which with the passage of time or the giving of notice or both would constitute Cause) or any other event or circumstance exists to remove the applicable Acquired Company as manager under the related CLO Collateral Management Agreement, or that any fee should be reduced, deferred or returned by such Acquired Company or (vii) to the Knowledge of the Seller Parties, there are no material errors (which have not been corrected) in the trustee reports reviewed by it and transmitted or made available generally to investors in securities issued by a CLO Entity or Legacy CLO Entity.

(d)          Each CLO Collateral Management Agreement and each CLO Collateral Administration Agreement is in full force and effect and is a valid and binding obligation of the applicable Acquired Company. The right of the Acquired Company to receive all fees and expense reimbursements from each CLO Entity under the applicable CLO Collateral Management Agreement and CLO Indenture (and, to the Knowledge of the Seller Parties, each other obligation of the CLO Entity under the applicable CLO Collateral Management Agreement or CLO Indenture) is the valid and binding obligation of such CLO Entity, enforceable against such CLO Entity in accordance with the terms of the applicable documents, except as such enforceability may be limited or affected by the Bankruptcy Exception and except as enforceability may be limited by rules of Law governing specific performance, injunctive relief or other equitable remedies. The right of any Acquired Company to receive fees under the applicable CLO Collateral Management Agreement and the related CLO Indenture is free and clear of any Encumbrances other than Permitted Encumbrances, any Side Letters disclosed on Section 3.10(d) of the Disclosure Schedule or related to the Risk Retention Financing and the Acquired Companies have not sold, assigned, pledged or otherwise transferred any such right, in whole or in part, to any Person other than Permitted Encumbrances, any Side Letters disclosed on Section 3.10(d) of the Disclosure Schedule or related to the Risk Retention Financing.

(e)          Section 3.10(e) of the Disclosure Schedule identifies each person currently employed by the Acquired Companies who is listed as a “key person” under the CLO Collateral Management Agreements. No Key Person Trigger Event has occurred or is continuing as of the date of this Agreement.

(f)          The Seller Parties and the Acquired Companies have delivered to the Purchaser copies of all Side Letters, material notices, reports, certificates, consents, directions, waivers or other documents by any CLO Entity (or by a trustee or collateral administrator) or by any Controlling Party or any Subordinated Noteholder of a CLO Entity to the extent delivered to, and in the possession of the Acquired Companies.

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(g)          Except as set forth on Section 3.10(g) of the Disclosure Schedule, neither the execution and delivery of this Agreement or the Ancillary Agreements, the performance of the Seller Parties and the Acquired Companies of its obligations hereunder and thereunder nor the consummation of the Transactions will result in any violation or breach of or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under any Side Letter.

Section 3.11         Permits. Each Acquired Company has all licenses, registrations, permits, orders, certificates and authorizations issued by a Governmental Authority (collectively, “Permits”) required by any applicable Law of any Governmental Authority, in each case, necessary for it to own, lease, operate, use and/or maintain its assets and to conduct the Business as presently conducted. Each Acquired Company has complied with all requirements of its Permits and the same will not be subject to suspension, modification or revocation as a result of this Agreement or the consummation of the Transactions except, in each case, for such failure to comply, suspension modification or revocation that could not reasonably be expected to have a Material Adverse Effect. None of such Permits is subject to any pending Action to suspend, modify, revoke or otherwise limit such Permit in any respect and, to the Knowledge of the Seller Parties, no such Action is threatened unrelated to the Acquired Companies. With respect to such Permits and, to the Knowledge of the Seller Parties, no such Action is threatened. With respect to such Permits, (a) no violations have occurred that remain uncured, unwaived, or otherwise unresolved, or are occurring in respect of any such Permits and (b) it is not necessary to obtain any consent to or approval, waiver or other authorization of, the Closing or any of the other Transactions with respect to such Permits.

Section 3.12         Litigation. No material Action is, or during the last six (6) years, has been, pending against, or, to the Knowledge of the Seller Parties, threatened against, any Acquired Company or any Seller Party in connection with the Business.

Section 3.13         Compliance with Laws.

(a)          Except as set forth on Section 3.13(a) of the Disclosure Schedule, each Acquired Company is, and at all times during the past six (6) years has been, in material compliance with all applicable Laws, including with respect to requirements as to regularly maintained accounts, books and records. To the Knowledge of the Seller Parties, none of the Acquired Companies are, or at any time during the past six (6) years have been, under material investigation with respect to, or has been threatened in writing to be charged with or given written notice of, any material violation of, any applicable Law.

(b)          No Acquired Company is a party to or subject to any Governmental Order relating directly to the Business.

(c)          At all times during the past six (6) years, each Acquired Company has complied in all material respects with the International Money Laundering Abatement and Anti-Terrorism Financing Act of 2001, which comprises Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 and the regulations promulgated thereunder, and the rules and regulations administered by the United States Department of Treasury’s Office of Foreign Assets Control, in each case, to the extent such Laws are applicable to them.

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Section 3.14         Intellectual Property.

(a)          All material Intellectual Property used in the operation of the Business, including all Trademarks used by the Acquired Companies in the conduct of the Business, is either owned by an Acquired Company (the “Owned Intellectual Property”) or is used by an Acquired Company pursuant to a valid license or other provision granted in a Contract (the “Licensed Intellectual Property”).

(b)          Section 3.14(b) of the Disclosure Schedule sets forth a true, correct and complete list of (i) all Owned Intellectual Property that is registered, issued or the subject of a pending application with any Governmental Authority and (ii) all material unregistered Owned Intellectual Property. All of the registrations, issuances and applications set forth on Section 3.14(b) of the Disclosure Schedule are in full force and effect and have not expired or been cancelled, abandoned or otherwise terminated, and payment of all renewal and maintenance fees, costs and expenses in respect thereof having a deadline (including any extensions thereof that have been duly granted) prior to the Closing Date, and all required filings related thereto having a deadline (including any extensions thereof that have been duly granted) prior to the Closing Date, have been duly made. The Acquired Companies own and possess all right, title and interest in and to the Owned Intellectual Property free and clear of all Encumbrances (other than Permitted Encumbrances).

(c)          Section 3.14(c) of the Disclosure Schedule sets forth a true, correct and complete list of all material Contracts (i) pursuant to which any Acquired Company uses any Licensed Intellectual Property (other than licenses to use commercially available software granted pursuant to the licensor’s standard form agreement), including any Company Name to the extent so licensed, or (ii) pursuant to which any Acquired Company has granted to a third party any right in or to any Owned Intellectual Property (collectively, the “IP Licenses”).

(d)          To the Knowledge of the Seller Parties, the conduct of the Business does not infringe or otherwise violate any Intellectual Property of any other Person, and there is no Action pending or, to the Knowledge of the Seller Parties, threatened in writing alleging any such infringement or violation of any Intellectual Property of any other Person or challenging any of the Acquired Companies’ ownership rights in or to any Owned Intellectual Property and, to the Knowledge of the Seller Parties, there is no existing fact or circumstance that would be reasonably expected to give rise to any such material Action. To the Knowledge of the Seller Parties, no Person is infringing or otherwise violating (i) any Owned Intellectual Property or any rights of the Acquired Companies in any Licensed Intellectual Property, in a manner which would be material to the Acquired Companies, taken as a whole or (ii) the use of the Company Names in connection with the Business.

(e)          Each of the Acquired Companies will have the right, immediately after the Closing, to use the Trimaran Name in connection with such Acquired Company’s business in the identical form and manner (including as to the scope of use and nature and quality of its services), as such name was used by such Acquired Company immediately prior to the Closing, including with respect to the non-infringement or violation of Intellectual Property rights of any other Person.

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Section 3.15         Insurance. True, correct and complete copies of each material insurance policy and bond covering any Acquired Company or its assets, properties or employees have been made available to the Purchaser, the Merger Subs or their representatives. Such policies and bonds are in full force and effect, all premiums due and payable thereon have been paid and no Acquired Company has received written notice from any insurer or agent of any intent to cancel any such insurance policy or bond and no such insurance policy is occurrence-based. The Seller Parties and the Acquired Companies have complied in all material respects with the terms and provisions of such policies and bonds. Except in the ordinary course and at the end of the applicable policy term, no Seller Party or Acquired Company has received any written notice of cancellation or non-renewal of any such policies or bonds nor, to the Knowledge of the Seller Parties, has the termination of any such policies or bonds been threatened in writing. There is no material Action pending under any of such policies or bonds as to which coverage has been denied or disputed by the underwriters of such policies or bonds. The fidelity insurance policies and all other insurance coverage of the Acquired Companies have been maintained in accordance with applicable Law in all material respects. Except as set forth on Section 3.15 of the Disclosure Schedule, following the consummation of the Transactions, each material insurance policy to which any Acquired Company is a party will continue to provide coverage with respect to acts, omissions and events occurring prior to the Closing with respect to the Business in accordance with its terms as if the Transactions had not occurred.

Section 3.16         Properties and Assets.

(a)          Except for assets disposed of in the ordinary course of business consistent with past practice since the Interim Balance Sheet Date, the Acquired Companies own good and marketable title to, or hold pursuant to valid and enforceable leases, all of the material personal property shown to be owned or leased by it on the balance sheet included in the Interim Financial Statements, in each case, free and clear of all Encumbrances, except for Permitted Encumbrances.

(b)          Section 3.16(b) of the Disclosure Schedule sets forth a true, correct and complete list of all leasing, sublease, license or other occupancy agreements under which any of the Acquired Companies leases, uses or occupies real property, along with all amendments, modifications and supplements thereto (each, a “Lease” and, collectively, the “Leases”) and a description of the real property demised under each of the Leases, (each, a “Leased Property” and, collectively, the “Leased Properties”). Each Acquired Company has a valid and enforceable leasehold interest under each of the Leases to which it is a party and each of such Leases is in full force and effect. No Acquired Company or, to the Knowledge of the Seller Parties, any other party thereto, is in default or breach in any material respect under the terms of any such Lease nor has any event occurred that, with notice or lapse of time or both, would constitute a material breach of any Lease by any Acquired Company. True and correct copies of each Lease (including all amendments and supplements thereto) as in effect as of the date of this Agreement have been made available to the Purchaser or its representatives.

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(c)          No Acquired Company has leased or otherwise granted to any Person the right to use or occupy any Leased Property or any portion thereof.

(d)          No Acquired Company owns any real property.

(e)          At the Closing, the assets and properties of the Acquired Companies will, taking into account the consummation of the Transactions and assuming the receipt as of the Closing of all consents and the making of all filings and notifications set forth on Section 3.04 of the Disclosure Schedule and Section 3.05 of the Disclosure Schedule, constitute all of the assets and properties necessary to conduct the Business immediately following the Closing in all material respects as presently carried on by the Acquired Companies, consistent with the past practice of the Acquired Companies with respect to the Business.

Section 3.17         Employee Matters.

(a)          Section 3.17(a) of the Disclosure Schedule lists all Plans. For purposes of this Agreement, “Plans” means all employee benefit plans as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and all bonus, stock option, stock purchase, restricted stock, phantom stock, profits interest or other forms of equity-based compensation, incentive, profit sharing, savings, retirement, pension, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, executive compensation, tax gross up, salary continuation, flexible benefit, vacation, sick leave, disability, death benefit, group insurance, hospitalization, medical, dental, life, welfare, employee loan, educational assistance or material fringe benefit or other material benefit plans, programs, policies or arrangements, and all employment, termination, severance change-in-control, transaction bonus, retention or other employment or compensation contracts or agreements (including employment offer letters), whether written or oral, qualified or nonqualified, funded or unfunded, which are sponsored, maintained or contributed to by any Acquired Company or to which any Acquired Company is obligated to contribute, or under which any Acquired Company has any actual or contingent Liability, including any ERISA Affiliate Liability, which benefits any current or former employee, officer, director, individual consultant or individual independent contractor of any Acquired Company or the beneficiaries or dependents of any such Person. With respect to each Plan, the Acquired Companies have made available to the Purchaser, the Merger Subs or their representatives a complete and accurate copy of (A) each Plan document and all amendments thereto, or a written description of any Plan that is not set forth in a written plan document, (B) each trust agreement, insurance contract or other document relating to the funding of benefits under any Plan, (C) the most recent summary plan description and summary of material modifications thereto, (D) for the recent year, the annual report on Form 5500, together with all required schedules and financial statements thereto, (E) the most recently received IRS determination, advisory or opinion letter, as applicable, and (F) the most recent actuarial report and financial statement, as applicable.

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(b)          Each Plan has been established, operated and administered in all material respects in compliance with its terms and the requirements of all applicable Laws, including ERISA and the Code. No Action is pending or, to the Knowledge of the Seller Parties, threatened against any Plan (other than claims for benefits in the ordinary course). With respect to each Plan, all required contributions, premiums and other payments required to be made by any Acquired Company have been made on or before their due dates or, if applicable, accrued or reserved for on the Financial Statements in accordance with normal accounting practices and there are no material unfunded liabilities thereunder. With respect to each Plan, all reports, returns, notices and other documentation that are required to have been filed with or furnished to the IRS, the United States Department of Labor or any other Governmental Authority, or to the participants or beneficiaries of such Plan, have been filed or furnished on a timely basis. No Plan is or, since September 30, 2016, has been the subject of an audit by a Governmental Authority.

(c)          Each Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS to that effect, or is a prototype plan that is entitled to rely on an opinion letter issued by the IRS to the prototype plan sponsor regarding qualification of the form of such prototype plan, and, to the Knowledge of the Seller Parties, no facts or circumstances exist that would reasonably be expected to cause the IRS to revoke such determination. Each trust established in connection with any Plan is exempt from federal income taxation under Section 501(a) of the Code and, to the Knowledge of the Seller Parties, no fact or event has occurred which would reasonably be expected to adversely affect the exempt status of any such trust.

(d)          No Acquired Company has within the past six (6) years maintained, sponsored, contributed to, participated in or had any obligation to fund: (i) an employee benefit plan subject to Title IV of ERISA or Section 412 of the Code (e.g., defined benefit pension plans); (ii) a multiemployer plan as defined under Section 3(37) or 4001(a)(31) of ERISA or Section 414(f) of the Code; or (iii) a multiple employer plan within the meaning of Section 413(c) of the Code that is subject to Sections 4063 and 4064 of ERISA. No Plan is (x) a multiple employer welfare arrangement within the meaning of Section 3(40)(A) of the Code; or (y) a voluntary employees beneficiary association within the meaning of Code Section 501(c)(9). No Plan provides for life, health, medical or other welfare benefits to former employees of the Acquired Companies or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA or similar applicable Law or continued coverage through the end of the month in which termination of service occurs.

(e)          No Acquired Company has incurred any material liability under Sections 4971 through 4980H of the Code or Sections 502(i) or 502(l) of ERISA, and, to the Knowledge of the Seller Parties, no condition or event exists or has occurred with respect to any Plan that would reasonably be expected to subject any Acquired Company to a Tax or penalty imposed by either Sections 4971 through 4980H of the Code or Sections 502(i) or 502(l) of ERISA in an amount which would be material.

(f)          Except as set forth on Section 3.17(f) of the Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the Transactions could reasonably be expected, either alone or in combination with another event (whether contingent or otherwise), to: (i) result in any payment or benefit becoming due or payable to any current or former employee, director or individual independent contractor of any Acquired Company; (ii) increase the amount or value of any benefit or compensation due to any such current or former employee, director or independent contractor under any Plan; (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation under any Plan; or (iv) require any Acquired Company to make any payment that would constitute or result in, separately or in the aggregate, an “excess parachute payment” for purposes of Section 280G of the Code.

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(g)          No Acquired Company is a party to any collective bargaining agreement or other labor union contract applicable to Persons employed by any Acquired Company, and, to the Knowledge of the Seller Parties, there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit that would reasonably be expected to materially affect the Acquired Companies. There are no strikes, slowdowns or work stoppages pending or, to the Knowledge of the Seller Parties, threatened in writing between any Acquired Company and any of their respective employees, and no Acquired Company has experienced any such controversy, strike, slowdown or work stoppage within the past two (2) years. There are no unfair labor practices cases or matters pending against or involving any Acquired Company before the National Labor Relations Board or any other Governmental Authority. Each Acquired Company is currently in material compliance in all respects with all Laws relating to the employment of labor, including those related to wages, hours and collective bargaining. Each Acquired Company has complied with the Worker Adjustment and Retraining Notification Act of 1988 (and the regulations promulgated thereunder) and any applicable or similar state or local equivalent (“WARN”) during the two (2) years prior to the date of this Agreement.

(h)          Section 3.17(h) of the Disclosure Schedule sets forth a true and complete list as of the date of this Agreement or such other period described herein of (i) all members of the board of managers, board of directors or similar body (if any) or any non-member manager of each Acquired Company, (ii) all officers of each Acquired Company and (iii) all employees of each Acquired Company, in each case of this clause (iii), including such Person’s current job title, salary or hourly rate of pay and total compensation (including annual bonus), contributions made by a Seller Party or Acquired Company on behalf of such Person to a 401(k) or similar plan, and any payments in respect of any profit sharing arrangement with any Acquired Company or a Seller Party, in each case of (i) to (iii) of this Section 3.17(h), for the twelve (12) months ended December 31, 2017, and (iv) the amount of accrued or target incentive compensation applicable to each Continuing Employee as of the date of this Agreement.

(i)          Each Person engaged by any Acquired Company as a consultant or independent contractor, rather than as an employee, has been properly classified as such for all purposes, was and has been engaged in accordance with all applicable Laws, and has been treated accordingly and appropriately for all Tax purposes. At all times during the last two (2) years, the Acquired Companies have complied in all material respects with the Immigration and Nationality Act for all of their respective employees, and, to the Knowledge of the Seller Parties, there is no reasonable basis for any claim that the Acquired Companies are not in all material respects in compliance with the terms thereof.

(j)          Except as set forth on Section 3.17(j) of the Disclosure Schedule, no Acquired Company, any of its Subsidiaries or other controlled Affiliates, nor any of their officers, directors or, to the Knowledge of the Seller Parties, employees, has been within the past six (6) years: (i) convicted of or pleaded guilty (or nolo contendere) to a felony or misdemeanor involving (A) an investment or investment-related business, (B) fraud, false statements or omissions or (C) the wrongful taking of property, bribery, forgery, counterfeiting or extortion; (ii) found by a court to be in violation of any federal or state investment (or investment-related) statutes or regulations; (iii) found by the SEC, or any other federal or state regulatory agency or self-regulating organization, to have (A) made a false statement or omission, (B) been involved in a violation of its regulations or statutes or (C) been a cause of an investment-related business having its authorization to do business denied, suspended, revoked or restricted; or (iv) found to be in violation of Section 411 of ERISA.

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(k)          Except as set forth on Section 3.17(k) of the Disclosure Schedule, no Acquired Company, nor any of its Subsidiaries or other affiliates, nor any of their officers, directors or employees, has within the past six (6) years: (i) had an insurance or bonding company deny, pay out on or revoke a fidelity bond or fiduciary liability insurance policy, (ii) filed a bankruptcy or insolvency petition (or been declared bankrupt) or had a trustee appointed under the Securities Investor Protection Act of 1970 or (iii) had its registration revoked or its activities restricted.

Section 3.18         Taxes.

(a)          Except as set forth on Section 3.18(a) of the Disclosure Schedule, each of the Acquired Companies has been properly treated as an entity disregarded from its owner, and not as an association taxable as a corporation, for U.S. federal, state and local income Tax purposes for (i) the period from its inception or (ii) if not disregarded from inception, from and after December 31, 2014.

(b)          Each of the Acquired Companies (i) has timely filed all material Tax Returns required to be filed by or with respect to any of them (taking into account valid applicable extensions) and all such Tax Returns are true, correct and complete in all material respects and (ii) has fully and timely paid all material Taxes required to be paid by or with respect to any of them (whether or not shown on any Tax Return) and has made adequate provision for any Taxes that are not yet due and payable in the Financial Statements or the Interim Financial Statements in accordance with GAAP.

(c)          Each of the Acquired Companies has properly withheld and timely paid to the appropriate Governmental Authority all material Taxes required to have been withheld and paid in connection with amounts due or owing to any employee, independent contractor, creditor, or any other third party.

(d)          There are no Tax liens on any of the assets of the Acquired Companies other than Permitted Encumbrances.

(e)          No Acquired Company is or will be liable for any additional Taxes in respect of any Tax period or any portion thereof ending on or before the date of the Interim Financial Statements in an amount that exceeds the corresponding reserve therefor, if any, as reflected in such Interim Financial Statements, and any Taxes incurred by any Acquired Company since the date of the Interim Financial Statements have been or will be incurred in the ordinary course of business.

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(f)          No action, suit, inquiry, claim investigation, Governmental Authority proceeding or audit with respect to any Tax is now in progress, pending or threatened against or with respect to any Acquired Company. No deficiency or adjustment in respect of Taxes has been proposed, asserted or assessed by any Governmental Authority against any Acquired Company that has not been paid in full. No power of attorney currently in force has been granted with respect to any Taxes of any Acquired Company.

(g)          No Claim has ever been made in writing by a Governmental Authority in any jurisdiction where the Acquired Companies do not file Tax Returns that the Acquired Companies are or may be subject to taxation by such jurisdiction.

(h)          No Acquired Company has waived any statute of limitations in respect of Taxes, agreed to any extension of time with respect to a Tax assessment, claim, deficiency or period of collection, which waiver or extension is currently in effect (other than extensions of the time to file Tax Returns obtained in the ordinary course), or requested such waiver or extension in writing.

(i)          None of the Acquired Companies is a party to or is otherwise bound by any agreement relating to the sharing, allocation or indemnification of Taxes that will survive the Closing (excluding customary Tax indemnification provisions in commercial contracts not primarily relating to Taxes), and no Acquired Company will have any liability under any such agreement after the Closing.

(j)          None of the Acquired Companies has executed or entered into a closing agreement pursuant to Section 7121 of the Code or any predecessor provision thereof or any similar provision of state, local or foreign Law that is currently in effect and none of the Acquired Companies has requested or received, or is subject to, any private letter ruling of the IRS or comparable ruling of any other Governmental Authority.

(k)          None of the Acquired Companies has agreed or is required to make any adjustments pursuant to Section 481(a) of the Code or any analogous provision of state, local or foreign Law by reason of a change in accounting method initiated by it or any other relevant party, no state, local or foreign Governmental Authority has proposed any such adjustment or change in accounting method, and none of the Acquired Companies has any application pending with any state, local or foreign Governmental Authority requesting permission for any changes in accounting methods that relate to the business or assets of the Acquired Companies.

(l)          None of the Acquired Companies has engaged in, or is required to make any disclosure to the IRS with respect to, a “listed transaction” pursuant to Treasury Regulations Section 1.6011-4 (or any analogous provision of state, local or foreign tax Law).

(m)          Each of the Acquired Companies has delivered or made available to the Purchaser true, correct and complete copies of all Tax Returns for such Acquired Company for the shorter of (i) each of the three (3) taxable years ending immediately prior to the date of this Agreement and (ii) the duration that such Acquired Company has been in existence, and all relevant documents and information with respect thereto, including without limitation work papers, records, examination reports, and statements of deficiencies proposed or assessed.

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(n)          None of the Acquired Companies will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting, or use of an impermissible method of accounting, for a taxable period ending on or before the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code or other agreement with a Governmental Authority (or any analogous provision of any applicable law) executed on or before the Closing Date; or (iii) installment sale or open transaction disposition made on or before the Closing Date.

(o)          No Acquired Company, for any taxable period from and after December 31, 2014, (i) has been a member of an affiliated, combined, consolidated, unitary or similar Tax group (other than a group the common parent of which is Commodore), or (ii) has any liability for Taxes of any Person arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign Law, or as a transferee or successor, by Contract, or otherwise.

(p)          Each CLO Entity and Legacy CLO Entity has been and is organized as an exempted company incorporated under the Laws of the Cayman Islands, and has not elected under Treasury Regulations Section 301.7701-3(c) or otherwise to be classified as a pass-through entity for U.S. federal income tax purposes.

(q)          Each CLO Entity has received on the original closing date of such CLO Entity an opinion of nationally recognized tax counsel in the United States to the effect that, subject to customary assumptions, such CLO Entity will not be engaged in a trade or business within the United States for U.S. federal income tax purposes.

(r)          Notwithstanding anything in this Agreement to the contrary, (i) none of the representations or warranties in this Section 3.18 may be relied upon to claim indemnification for Taxes for any taxable period (or portion thereof) ending after the Closing Date and (ii) no representation or warranty is made by any Seller Party with respect to the existence, amount, usability or any other aspect of any Tax attributes of the Acquired Companies, including net operating losses, capital loss carryforwards, Tax credit carryforwards, asset bases or depreciation.

(s)          This Section 3.18 and Section 3.17 constitute the sole and exclusive representations and warranties of the Seller Parties with respect to any matters relating to Taxes.

Section 3.19         Material Contracts.

(a)          Section 3.19(a) of the Disclosure Schedule lists each of the following Contracts of the Acquired Companies (such Contracts, including all material amendments, modifications, extensions, renewals, guarantees, schedules, exhibits or ancillary agreements with respect thereto, collectively, the “Material Contracts”) as of the date of this Agreement:

(i)          any Contract pursuant to which any Acquired Company is obligated to pay, or is entitled to receive, an amount in excess of $50,000 individually or $200,000 in the aggregate other than any contingent liability under a survival clause in a terminated Contract for which the Acquired Companies do not expect to have any actual Liability and which otherwise would not be required to be disclosed on Section 3.07 of the Disclosure Schedule;

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(ii)         any partnership, joint venture or similar agreement or arrangement to which any Acquired Company is a party;

(iii)        any Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise);

(iv)        each Lease;

(v)         any Contract relating to Indebtedness, whether incurred, assumed, guaranteed or secured by any asset, except any such agreements with an aggregate outstanding principal amount (taking all such agreements together) not exceeding $50,000;

(vi)        each IP License;

(vii)       any Contract that materially limits (or purports to materially limit) the ability of any Acquired Company from engaging or competing in any line of business or with any Person, or from soliciting for employment or hiring any Person;

(viii)      any Contract with any Governmental Authority;

(ix)         any Affiliate Contract;

(x)          any Contract requiring any Acquired Company (A) to co-invest with any other Person, (B) to provide seed capital or similar investment or (C) to invest in any investment product;

(xi)         any Contract that contains (A) a “clawback” or similar undertaking requiring the contribution, reimbursement or refund by an Acquired Company of any prior distribution, return of capital or fees (whether performance based or otherwise) paid to any such Person or (B) a “most favored nation” or similar provision;

(xii)        any Contract that contains key person provisions pertaining to employees of any Acquired Company;

(xiii)       any placement agent agreement, or other similar Contract for the distribution or sale of notes, shares, units or interests of a CLO Entity, which CLO has not closed and which placement agent agreement has not terminated as of the date of this Agreement;

(xiv)      each CLO Document;

(xv)       any Contract with any CLO Entities to which an Acquired Company is a party and by which an Acquired Company or any of its assets is bound;

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(xvi)      any Side Letter;

(xvii)     any Contract entered into by a Seller Party or an Affiliate in connection with the acquisition of an interest in an Acquired Company or a predecessor entity or the acquisition of an investment management agreement or collateral management agreement now held by an Acquired Company; and

(xviii)    any other Contract not made in the ordinary course of business that is material to the Acquired Companies.

(b)          As of the date of this Agreement, (i) each Material Contract is valid and binding on the Acquired Company party thereto and is in full force and effect and (ii) no Acquired Company or, to the Knowledge of the Seller Parties, any other party thereto, is in default or breach in any material respect under the terms of any such Material Contract, nor to the Knowledge of the Seller Parties, has any event occurred that, with notice or lapse of time or both, would constitute a material breach of any Material Contract by any Acquired Company party thereto.

(c)          As of the Closing Date, after giving effect to the Transactions, and subject to receipt of the CLO Manager Required Consents and the other consents set forth on Section 3.05 of the Disclosure Schedule, and the satisfaction of any notice requirement with respect to each Material Contract set forth on Section 3.04 of the Disclosure Schedule and Section 3.05 of the Disclosure Schedule: (i) each Material Contract will be valid and binding on the Acquired Company party thereto and will be in full force and effect and (ii) no Acquired Company or, to the Knowledge of the Seller Parties, any other party thereto, will be in default or breach in any material respect under the terms of any such Material Contract, nor, to the Knowledge of the Seller Parties, will any event have occurred that, with notice or lapse of time or both, would constitute a material breach of any Material Contract.

Section 3.20         Accounting Controls. The Seller Parties maintain internal controls over financial reporting regarding the Acquired Companies and the Business designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. Such accounting controls are designed to provide reasonable assurances that (a) all material transactions are executed in accordance with management’s general or specific authorization and are properly reflected in the relevant financial statements under GAAP and (b) all transactions are recorded as necessary to permit the accurate preparation of financial statements in all material respects in accordance with GAAP.

Section 3.21         Affiliate Transactions. Except as set forth on Section 3.21 of the Disclosure Schedule, since September 30, 2016, none of the Acquired Companies or any Affiliate thereof, any officer or director or, to the Knowledge of the Seller Parties, any immediate family member of any of the foregoing Persons is a party to (a) any Material Contract or has any interest in any material property used by any Acquired Company or (b) any agreement providing for payment of any cash or issuances of equity of any Acquired Company to any investment professional employed by any of the Acquired Companies, except, in each case, as contemplated by any employment Contracts, any Plan or the Organizational Documents of any Acquired Company (clauses (a) and (b) in this Section 3.21, collectively, the “Affiliate Contracts”).

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Section 3.22         Track Record. The Acquired Companies have the right to use the Track Record and have not granted to any other Person (a) a right to use, or consented in writing to any other Person’s use of, the Track Record or (b) the right to claim attribution for itself with respect to the investment performance of the Acquired Companies with respect to the CLO Entities or the Legacy CLO Entities.

Section 3.23         Brokers. Except as set forth on Section 3.23 of the Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of any of the Seller Parties or the Acquired Companies.

Section 3.24         No Additional Representations or Warranties. Except as provided in this Agreement and the certificates and other agreements contemplated by this Agreement and thereby, none of the Seller Parties, the Acquired Companies, their Affiliates, nor any of the respective directors, officers, employees, stockholders, partners, members or representatives of any of the foregoing has made, or is making, any representation or warranty whatsoever to the Purchaser or the Merger Subs or their respective Affiliates, respective directors, officers, employees, stockholders, partners, members or representatives.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
AND THE MERGER SUBS

In order to induce the Seller Parties to enter into this Agreement and consummate the Transactions, the Purchaser and the Merger Subs hereby jointly and severally represent and warrant to the Seller Parties, both as of the date of this Agreement and as of immediately prior to Closing on the Closing Date, the accuracy of each of the factual statements set forth in this ARTICLE IV.

Section 4.01         Existence and Power. The Purchaser is a limited partnership duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each Merger Sub is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of the Purchaser and the Merger Subs has all necessary power and authority to enter into this Agreement and the Ancillary Agreements to which it is or will be a party, to carry out its obligations hereunder and thereunder and to consummate the Transactions. Each of the Purchaser and the Merger Subs is duly licensed or qualified to do business and is in good standing in each jurisdiction that the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not materially adversely affect the ability of the Purchaser or the Merger Subs to carry out their obligations under, and to consummate, the Transactions.

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Section 4.02         Authorization. Each of the Purchaser and the Merger Subs has all necessary power and authority to enter into this Agreement and the Ancillary Agreements to which it is or will be a party, to carry out its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery by each of the Purchaser and the Merger Subs of this Agreement and the Ancillary Agreements to which it is or will be a party, the performance by each of the Purchaser and the Merger Subs of its obligations hereunder and thereunder and the consummation by each of the Purchaser and the Merger Subs of the Transactions have been duly authorized by all requisite action on the part of the Purchaser and the Merger Subs. This Agreement constitutes, and each other Ancillary Agreement to which each of the Purchaser and any of the Merger Subs is or will be a party will constitute when executed and delivered, a legal, valid and binding agreement of each of the Purchaser and the Merger Subs, enforceable in accordance with its terms, except as may be limited by the Bankruptcy Exception.

Section 4.03         No Conflict. Assuming the making and obtaining of all filings, notifications, consents, approvals, authorizations and other actions referred to in Section 4.04, the execution, delivery and performance by each of the Purchaser and the Merger Subs of this Agreement and the Ancillary Agreements to which such Party is or will be a party do not and will not (a) violate, conflict with or result in the breach of any provision of the Organizational Documents of the Purchaser or the Merger Subs, (b) conflict with or violate any Law or Governmental Order applicable to the Purchaser or the Merger Subs or any of their assets, properties or businesses or (c) conflict with, result in any violation or breach of, constitute a default (or event which, with the giving of notice or lapse of time, or both, would become a default) under, require any consent, approval, authorization or other action by, or notification to, any third party under, or give to others any rights of termination, amendment, withdrawal, first refusal, first offer, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which the Purchaser or the Merger Subs is a party, except as, individually or in the aggregate, would not reasonably be expected to be material to the ability of the Purchaser or any of the Merger Subs to carry out its respective obligations hereunder or under any Ancillary Agreement to which it is or will be a party, and to consummate the Transactions.

Section 4.04         Governmental Consents and Approvals. The execution, delivery and performance by each of the Purchaser and the Merger Subs of this Agreement and each Ancillary Agreement to which it is or will be a party do not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Authority, except (a) as set forth on Section 4.04 of the Disclosure Schedule or (b) where the failure to obtain such consent, approval, authorization or action, or to make such filing or notification would not prevent, materially delay or otherwise materially and adversely affect the consummation by the Purchaser or the Merger Subs of the Transactions.

Section 4.05         Investment Purpose. The Purchaser (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment and is capable of bearing the economic risks of such investment.

Section 4.06         Available Funds. The Purchaser has, as of the date of this Agreement, sufficient immediately available funds to pay in cash and will have the unrestricted right to use such immediately available funds to pay in cash, the Closing Purchase Price and all other amounts payable pursuant to this Agreement and the Ancillary Agreements or otherwise necessary to consummate the Transactions.

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Section 4.07         No Outside Reliance. Notwithstanding anything contained in this ARTICLE IV or any other provision of this Agreement, each of the Purchaser and each of the Merger Subs acknowledges and agrees that neither the Seller Parties, the Acquired Companies nor any of their Affiliates, nor any of its or their respective directors, officers, employees, stockholders, partners, members, agents or representatives, has made, or is making, any representation or warranty whatsoever, express or implied (including (x) any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Seller Parties or any of the Acquired Companies and (y) any cost estimates, financial or other projections or other predictions, as well as any information, documents, or other materials (including any such materials contained in any “data room” or reviewed by the Purchaser or any of its Affiliates, agents or representatives pursuant to the Confidentiality Agreement) or management presentations that have been or that may be provided to the Purchaser or any of its Affiliates, agents or representatives), and neither the Purchaser nor any of the Merger Subs has relied on any representation or warranty by the Seller Parties or any of their Affiliates or any of their respective directors, officers, employees, stockholders, partners, members, agents or representatives beyond those expressly set forth in this Agreement and the certificates and other agreements contemplated by this Agreement and thereby. Any claims that any of the Purchaser or the Merger Subs may have for breach of representation or warranty shall be based solely on the representations and warranties of the Seller Parties and the Acquired Companies set forth in ARTICLE III and the certificates and other agreements contemplated by this Agreement and thereby.

Section 4.08         No Adverse Events. None of the Purchaser, the Merger Subs, nor, to the Knowledge of the Purchaser, any Purchaser Key Person during the preceding five (5) years, has been convicted of any crime or is or has been subject to any disqualification that would be a basis for denial, suspension or revocation of registration of an investment adviser under Section 203(e) of the Advisers Act or Rule 206(4)-4(b) thereunder or has engaged in any conduct, been involved in any litigation or is or was subject to any order that is required to be disclosed on a Form ADV (assuming for this purpose that the Acquired Company is required to file a Form ADV). To the Knowledge of the Purchaser, it is in compliance with applicable Law in all material respects.

Section 4.09         Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Purchaser or the Merger Subs.

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ARTICLE V
COVENANTS

Section 5.01         Conduct of Business Prior to the Closing. The Seller Parties and the Acquired Companies agree that, except as described in Section 5.01 of the Disclosure Schedule and except as provided for in this Agreement, between the date of this Agreement and the earlier of (1) the Closing Date and (2) the date this Agreement is terminated pursuant to ARTICLE IX, each of the Seller Parties and the Acquired Companies shall conduct the Acquired Companies’ business in the ordinary course consistent with past practice, and shall use commercially reasonable efforts to: (x) maintain and preserve intact in all material respects the Acquired Companies’ business organization; (y) keep available the services of each Acquired Company’s current senior officers and management employees (which efforts shall not require any Acquired Company to increase the compensation or benefits of any such officer or employee); and (z) duly comply with all Laws applicable to each Acquired Company. Without limiting the generality of the foregoing, except (A) as set forth in Section 5.01 of the Disclosure Schedule, or (B) as provided in this Agreement from the date of this Agreement and up to and including the earlier of (1) the Closing Date and (2) the date this Agreement is terminated pursuant to ARTICLE IX, each of the Seller Parties and the Acquired Companies shall not (in each case, without the prior consent of the Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed), with respect to the Acquired Companies or the Business:

(a)          (i) enter into any new material line of business or (ii) commit to any material capital expenditure, except, in respect of clause (ii), in the ordinary course of business consistent with past practice;

(b)          enter into any lease for real property or amend any Lease;

(c)          (i) issue, authorize or propose the issuance of any limited liability company, partnership or other ownership interests, or other securities or any security convertible into or exchangeable or exercisable for any such ownership interest or other security, (ii) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or (iii) repurchase, redeem or otherwise acquire any limited liability company, partnership or other ownership interests or any securities convertible into or exercisable or exchangeable for any ownership interests or other security;

(d)          amend or propose to amend its Organizational Documents;

(e)          except as required by the terms of any Plan or any other Contract, (i) enter into, adopt, materially amend, terminate or freeze any Plan (or any plan that would be a Plan if in effect on the date of this Agreement), (ii) accelerate any rights or benefits under any Plan, (iii) except in the ordinary course of business, consistent with past practice, make or announce any increase in salaries, bonuses or other compensation or fringe benefits payable or to become payable to any present or former employee, officer, director, agent or independent contractor of any Acquired Company, (iv) grant, announce, or increase any termination or severance, retention, change-of-control or similar payments, to any present or former employee, officer, director, agent or independent contractor of any Acquired Company, (iv) enter into, establish, adopt or amend (except to the extent required by applicable Law) any (A) collective bargaining agreement or other agreement with a labor union or labor organization or (B) other Contract covering, involving or entered into with any employee or independent contractor of any Acquired Company, (v) engage in any material reduction in force or (vi) promote any employee to or at or above the level of officer or senior management, in all cases, except where required by Law or to maintain compliance with applicable Tax-related requirements relating to any Plans;

(f)          enter into any Contract that, if such Contract had been in effect on the date of this Agreement, would have been a Material Contract, amend or terminate any Material Contract or waive or cancel any material right thereunder, in each case, other than in the ordinary course of business consistent with past practice;

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(g)          sell, lease or otherwise transfer, or create or incur any Encumbrance (with the exception of Permitted Encumbrances and the Risk Retention Financing, provided that such Risk Retention Financing is terminated and any liens thereunder are released by the earlier of (i) the Closing Date and (ii) December 31, 2018) on such Acquired Company’s material assets, securities, property, interests or businesses;

(h)          delay the payment of any material Liabilities beyond the ordinary course of business consistent with past practice;

(i)          create, incur, assume, suffer to exist or otherwise be liable with respect to any Indebtedness or guarantees thereof for borrowed money having an aggregate principal amount outstanding at any time greater than $50,000 or that cannot be repaid in full prior to Closing;

(j)          change any method of accounting or accounting practice or policy used by any Acquired Company, other than such changes required by GAAP or applicable Law;

(k)          settle or compromise any material claims of any Acquired Company;

(l)          acquire any business or Person, by merger, consolidation or otherwise, in a single transaction or a series of related transactions;

(m)          terminate any employee of an Acquired Company or terminate any Key Person, in each case, other than terminations for cause;

(n)          materially alter the terms and conditions of employment and/or job duties and responsibilities of its senior administrative, marketing, portfolio management and supervisory personnel (other than the Key Persons), or hire any such Person;

(o)          fail to maintain at all times all insurance of the kind, in the amount and with the insurers set forth in Section 3.15 of the Disclosure Schedule or substantially equivalent insurance with any substitute insurers approved in writing by the Purchaser, in each case, in accordance with past practice, which approval shall not be unreasonably withheld;

(p)          subject the rights of any Acquired Company under the related CLO Documents, including the right to receive fees and the reimbursement of expenses under the related CLO Collateral Management Agreement, to any Encumbrance, other than Permitted Encumbrances (it being understood that the rights to receive fees under certain CLO Collateral Management Agreements are subject to the pledge in the Risk Retention Financing and the assignment in the Side Letters disclosed on Section 5.01(p) of the Disclosure Schedule);

(q)          waive, release or modify the terms of any claim or payment owed to any Acquired Company, or any right of such Acquired Company to receive management fees and reimbursement of expenses under the related CLO Documents;

(r)          enter into, terminate, amend or modify any CLO Document, or exercise any of its rights relating to causing the early termination of a “Reinvestment Period” (as defined in the applicable CLO Document) or otherwise limit the rights and duties of the collateral manager thereunder;

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(s)          make any new, or change any existing, Tax election; enter into any closing agreement; settle or compromise any proceeding with respect to any material Tax claim or assessment relating to any Acquired Company; prepare any Tax Returns in a manner which is inconsistent with the past practices of the relevant Acquired Company with respect to the treatment of items on such Tax Returns (unless required by applicable Law); incur any material liability for Taxes other than in the ordinary course of business; file an amended Tax Return or a claim for refund of Taxes with respect to the income, operations or property of the applicable Acquired Company; surrender any right to claim a refund of material Taxes; consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to the Acquired Companies; or take any other similar action relating to the filing of any Tax Return or the payment of any material Tax outside the ordinary course of business;

(t)          exercise any right to consent to any “optional redemption” (howsoever described or defined in any CLO Indenture) of the CLO Notes of any CLO Entity; provided, however, that the foregoing shall not limit the exercise of any fiduciary duties under the applicable CLO Collateral Management Agreement;

(u)          enter into (i) any new engagement letter with any bank, broker, dealer, underwriter, arranger or other Person in connection with the launch or formation of any collateralized loan obligation transaction or refinancing of CLO Notes or (ii) any new credit agreement, loan agreement, note purchase agreement, indenture, trust deed, derivative or other transaction in connection with a warehouse credit facility for any collateralized loan obligation transaction; or

(v)         agree to take any of the actions specified in Section 5.01(a) through Section 5.01(v), except as contemplated by this Agreement and the Ancillary Agreements.

Section 5.02         Equity and Debt Securities in CLO Entities. After the Closing and so long as the Seller Parties or any of their Affiliates own any equity interests or debt securities issued by any CLO Entity and the related Acquired Company (or its successor if such successor is affiliated with the Purchaser) is the manager under the related CLO Collateral Management Agreement, the Seller Parties agree (and agree to cause their Affiliates) (a) not to vote such equity interests or debt securities in favor of any redemption of any securities issued by a CLO Entity under the related CLO Indenture and (b) not to vote in favor of removal of such Acquired Company as the manager under the related CLO Collateral Management Agreement.

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Section 5.03         Access to Information. From the date of this Agreement until the Closing, upon reasonable notice, the Seller Parties and the Acquired Company shall, and shall cause each of their respective officers, directors and employees, and shall use commercially reasonable efforts to cause their agents, representatives, accountants and counsel to: (i) afford the Purchaser and its authorized representatives reasonable access during normal business hours and upon reasonable prior notice to the offices, properties, employees, and the Books and Records; and (ii) furnish or make available to the officers, employees, and authorized agents and representatives of the Purchaser such additional financial and operating data and other information regarding the Business (or copies thereof) as the Purchaser may from time to time reasonably request; provided, however, that any such access or furnishing of information shall be conducted at the Purchaser’s expense, during normal business hours, and in such a manner as not to unreasonably interfere with the normal operations of the Business and upon reasonable advance notice. Notwithstanding the foregoing, no Seller Party or Acquired Company will be required to provide access to or to disclose information where (i) such access or disclosure would jeopardize the attorney-client or work product privilege of such Seller Party or Acquired Company, or (ii) contravene applicable Law, any fiduciary duty or any binding agreement existing as of the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business (it being understood that the Seller Parties and the Acquired Companies shall use commercially reasonable efforts to permit the sharing of any information so withheld by reason of attorney-client privilege, applicable Law, fiduciary duty, or binding agreements in a manner consistent with the maintenance of such privilege, the obligations of such Law, duty, or agreement or the preservation of such privilege). If any information is withheld by the Seller Parties or the Acquired Companies pursuant to this Section 5.03, to the extent possible, the Seller Parties or the Acquired Company shall inform the Purchaser as to the general nature of what is being withheld. All information provided or made available pursuant to this Section 5.03 shall be subject to the Confidentiality Agreement.

Section 5.04         Confidentiality. The terms of that certain Confidentiality Agreement, dated as of January 17, 2018, by and between LibreMax Capital, LLC and KCAP (the “Confidentiality Agreement”), are hereby incorporated in this Agreement by reference and shall continue in full force and effect until the Closing, at which time such Confidentiality Agreement and the obligations of the Parties under this Section 5.04 shall terminate. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms. For the avoidance of doubt, the Confidentiality Agreement shall not be interpreted to prohibit communications required or expressly permitted by this Agreement or that are otherwise reasonably necessary for the Parties to perform their obligations hereunder.

Section 5.05         Commercially Reasonable Efforts; Further Assurances.

(a)          Subject to the terms and conditions of this Agreement, prior to the Closing, the Purchaser and the Seller Parties shall use, and shall cause their Affiliates to use, commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Law to consummate the Transactions, including: (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all material filings, notices, petitions, statements, registrations, submissions of information, applications and other documents necessary to consummate the Transactions; and (ii) obtaining and maintaining all material approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary to consummate the Transactions, including providing such information as may be reasonably necessary for inclusion in such approvals, consents, registrations, permits, authorizations and other confirmations; provided, however, that the Parties understand and agree that commercially reasonable efforts of any Party hereto or Affiliate thereof shall not be deemed to include (A) entering into a settlement, undertaking, consent decree, stipulation or agreement with any Governmental Authority in connection with the Transactions, (B) divesting or otherwise holding separate (including by establishing a trust or otherwise), taking any other action (or otherwise agreeing to do any of the foregoing) with respect to any of its or any Acquired Company’s or any of their respective Affiliates’ businesses, assets or properties or (C) requiring any Party to make financial concessions (e.g., fee reductions) to third parties or agreeing to any other structural or conduct relief or to litigate.

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(b)          The Seller Parties and the Purchaser shall cooperate reasonably with one another (i) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any Material Contracts, in connection with the consummation of the Transactions and (ii) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.

(c)          The Seller Parties and the Acquired Companies shall use commercially reasonable efforts to obtain the CLO Manager Required Consents, and the Purchaser shall cooperate as reasonably requested by the Seller Parties in obtaining such consents, it being understood that if the Closing does not occur the Seller Parties and the Acquired Companies shall have no liability for the failure actually to obtain the CLO Manager Required Consents so long as they use their commercially reasonable efforts to do so.

(d)          From and after the date of this Agreement, the Seller Parties and the Acquired Companies shall use commercially reasonable efforts to obtain all consents that may be required in connection with the Transactions. Until the Closing Date, the Seller Parties and the Acquired Companies shall keep the Purchaser reasonably informed of the status and outcome of any discussions that may take place with investors in securities issued by a CLO Entity.

(e)          From and after the date of this Agreement, the Seller Parties and the Acquired Companies shall keep the Purchaser reasonably informed of the status of the CLO Manager Required Consents, including by promptly providing the Purchaser with copies of any written materials, correspondence or other information in their possession relating thereto.

Section 5.06         No Shop.

(a)          From the date of this Agreement until the earlier of (x) the Closing Date and (y) the date this Agreement is terminated pursuant to ARTICLE IX, the Seller Parties and the Acquired Companies shall not, and shall not permit their respective Affiliates, directors, officers, employees, investment bankers, financial advisors, representatives or agents to, directly or indirectly, (i) discuss, encourage, negotiate, undertake, initiate, authorize, recommend, propose or enter into, any business combination transaction, whether by way of merger, consolidation, business combination, purchase or disposition of assets or equity interests of the Acquired Companies or otherwise, other than the transactions contemplated by this Agreement (an “Acquisition Transaction”), (ii) facilitate, encourage, solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of an Acquisition Transaction, (iii) furnish or cause to be furnished, to any Person, any information concerning the business, operations, properties or assets of the Acquired Companies in connection with an Acquisition Transaction or (iv) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing. For the avoidance of doubt, nothing in this Agreement shall preclude the Seller Parties or their respective Affiliates, directors, officers, employees, investment bankers, financial advisors, representatives or agents from discussing, encouraging, negotiating, undertaking, initiating, soliciting, seeking, authorizing, recommending, proposing, entering into or taking any of the other actions contemplated by clauses (i) through (iv) of the immediately preceding sentence or continuing to do any of the foregoing with respect to any transaction involving a merger, consolidation, business combination, recapitalization, liquidation, dissolution, purchase or disposition of any of the assets of, or relating to any business of, the Seller Parties other than the Acquired Companies and the assets of the Business; provided that (A) the Persons (other than the Seller Parties) involved in such actions are advised of the existence of this Agreement, the Mergers and the other transactions contemplated by this Agreement and (B) no confidential information is, directly or indirectly, furnished or made available to any Person in connection with or in contemplation of any of the foregoing activities.

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(b)          Commencing on the date of this Agreement, each of the Seller Parties and the Acquired Companies shall, and shall cause their Affiliates, directors, officers, employees, investment bankers, financial advisors, representatives and agents to, (i) immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than the Purchaser) conducted heretofore with respect to any Acquisition Transaction, (ii) except to the extent prohibited by a confidentiality obligation owed to a Person, notify the Purchaser orally and in writing promptly (but in no event later than two Business Days) after receipt of any proposal or offer from any Person other than the Purchaser to effect an Acquisition Transaction or any request for non-public information relating to the Acquired Companies or for access to the properties, books or records of the Acquired Companies by any Person other than the Purchaser (such notice shall indicate the material terms of any such proposal or offer, or modification or amendment to such proposal or offer) and (iii) not release any third party from the confidentiality obligations in connection with a contemplated or potential Acquisition Transaction.

Section 5.07         Restrictive Covenants.

(a)          For a period of three (3) years from the Closing Date, the Seller Parties shall not, and shall cause their Subsidiaries not to, engage, directly or indirectly, in the business of acting as the collateral, asset or portfolio manager for an investment vehicle similar to each CLO Entity issuing securities backed primarily by U.S. broadly-syndicated senior secured loans. For the avoidance of doubt, this does not prohibit the issuance and management of middle market collateralized loan obligations issued in connection with KCAP’s business.

(b)          For a period of three (3) years from the Closing Date, the Seller Parties shall not, and shall cause their Subsidiaries not to, directly or indirectly, (i) hire or solicit or assist any other Person to hire or solicit any employee of the Purchaser, the Surviving Companies or their Affiliates or (ii) induce or assist any other Person to induce any such employee to leave his or her employment with the Purchaser, the Surviving Companies or their Affiliates.

(c)          Following the Closing, the Seller Parties shall not conduct any business using the Company Names and shall not utilize the Track Record.

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Section 5.08         Transfer of Securities. Except for the Transactions, from the date of this Agreement until the Closing, each Seller Party agrees that it shall not transfer beneficial or record ownership of any Capital Stock of any Acquired Company issued to it to any Person, or permit any Capital Stock of any Acquired Company issued to it to become subject to any Encumbrance other than under the terms of the Organizational Documents of such Acquired Company, without the written consent of the Purchaser.

Section 5.09         Employment Matters.

(a)          All employees of the Acquired Companies (other than the Key Persons) as of immediately prior to the Closing shall automatically, by operation of Law, continue to be employed by the applicable Surviving Company following the Closing (each, a “Continuing Employee”). The Purchaser shall, or shall cause its Affiliates to, for a period of no less than one (1) year after the Closing, provide to each Continuing Employee employee benefits (including, without limitation, health, welfare, retirement and severance benefits) which are no less favorable, in the aggregate, than those provided to similarly-situated employees of the Purchaser or its Affiliates, except that such obligations shall cease at the time such Continuing Employee is terminated for cause or voluntarily resigns from his or her employment.

(b)          For purposes of determining eligibility, vesting, participation and benefit accrual under the Purchaser’s and its Affiliates’ Plans providing employee benefits (including, without limitation, severance) to Continuing Employees after the Closing Date (the “Purchaser Benefit Plans”), each Continuing Employee shall be credited with his or her years of service with the Acquired Companies and their predecessors prior to the Closing Date to the same extent as such Continuing Employee was (or would have been) entitled, before the Closing Date, to credit for such service under Plans, except to the extent providing such credit would result in any duplication of benefits. In addition, to the extent permitted under applicable Law and the Plans, the Purchaser shall (or shall cause one of its Affiliates to) (i) cause each Continuing Employee to be immediately eligible to participate, without any waiting time, in any and all Purchaser Benefit Plans; (ii) cause each Purchaser Benefit Plan providing medical, dental, hospital, pharmaceutical or vision benefits, all pre-existing condition exclusions and actively-at-work requirements of such Purchaser Benefit Plan to be waived for such Continuing Employee and his or her covered dependents (except to the extent that such exclusions or requirements applied to the Continuing Employee under comparable Plans); and (iii)  cause any co-payments, deductibles and other eligible expenses incurred by such Continuing Employee and/or his or her covered dependents during the plan year ending on the Closing Date to be credited for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year of each comparable Purchaser Benefit Plan (to the extent such credit would have been given under comparable Plans prior to the Closing).

(c)          This Section 5.09 is for the sole benefit of the Parties and shall not, and shall not be construed so as to, (i) create any third party right in any Person, including any Continuing Employee, (ii) confer upon any Person the right to employment or continued employment for any period of time, or any right to any particular term or condition of employment, (iii) constitute an amendment or modification of any employee benefit plan, or (iv) obligate the Purchaser, the Seller Parties or the Acquired Companies to adopt or maintain any compensatory or benefits plan, agreement arrangement or prevent the Purchaser, the Seller Parties or the Acquired Companies from modifying or terminating any such plan, program or other arrangement.

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Section 5.10         Tax Covenants. Except as described in Section 5.10 of the Disclosure Schedule, between the date of this Agreement and the Closing, the Seller Parties and the Acquired Companies shall:

(a)          prepare, in the ordinary course of business and consistent with past practice (except as otherwise required by a change in applicable Law), and timely file all Tax Returns required to be filed by it on or before the Closing Date;

(b)          fully and timely pay all Taxes due and payable on or before the Closing Date (other than Taxes the validity or amount of which are being contested in good faith by appropriate proceedings and for which adequate provision was made in the Financial Statements or the Interim Financial Statements in accordance with GAAP); and

(c)          promptly notify the Purchaser of any Action pending or threatened against the Acquired Companies by any Governmental Authority in respect of any Tax matter, including Tax liabilities and refund claims.

Section 5.11         Certain Agreements.

(a)          Following the date of this Agreement, KCAP and the Purchaser shall discuss in good faith (i) an arrangement pursuant to which Katonah (as a registered investment adviser under the Advisors Act) provides certain services to KCAP or one of its Affiliates for a period not exceeding forty five (45) days after the Closing on terms and conditions acceptable to each of the Purchaser, KCAP and Katonah and (ii) whether the provision of the services set forth on the Transition Services Agreement Term Sheet will be required following the Closing Date, and if such services will be required, the terms and conditions applicable to the provision of such services (including the negotiation and execution on the Closing Date of a mutually acceptable transition services agreement).

(b)          For at least six (6) months following the Closing Date, the Purchaser and the Acquired Companies shall (and shall cause their Affiliates to):

(i)          (A) employ the principal personnel performing the duties required under each CLO Collateral Management Agreement of each Acquired Company in a position performing the same duties required under each CLO Collateral Management Agreement as performed by such principal personnel prior to the Closing, and (B) not otherwise terminate any principal personnel of an Acquired Company, except, in the case of both (A) and (B), in the event of cause; and

(ii)         take all reasonable actions necessary to ensure that the Mergers do not in and of themselves cause a CLO Entity to be taxed in a jurisdiction other than its jurisdiction of incorporation.

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ARTICLE VI
TAX MATTERS

Section 6.01         Tax Characterization. The Parties agree to treat the acquisition of the Acquired Companies by the Purchaser pursuant to this Agreement as a sale to the Purchaser by Commodore of the assets of the Acquired Companies for U.S. federal and state income tax purposes, and shall file all applicable Tax Returns in a manner consistent with such characterization.

Section 6.02         Tax Cooperation and Exchange of Information. The Seller Parties and the Purchaser shall provide each other with such cooperation and information as either of them reasonably may request of the other (and shall cause the Acquired Companies to provide such cooperation and information) in filing any Tax Return, amended Tax Return or claim for refund, determining a liability for Taxes or a right to a refund of Taxes or participating in or conducting any audit or other proceeding in respect of Taxes. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with related work papers and documents (to the extent in the relevant Party’s possession) relating to rulings or other determinations by Governmental Authorities and executing or causing the execution of appropriate power(s) of attorney to allow the Seller Parties to control Tax-related audits, examinations or other proceedings as contemplated hereby; provided, however, that such cooperation shall not include providing copies of any Tax Returns of any Seller Parties. The Seller Parties and the Purchaser shall make themselves (and their respective employees) reasonably available on a mutually convenient basis to provide explanations of any documents or information provided under this Section 6.02. Each of the Seller Parties and the Purchaser shall retain all Tax Returns, work papers and all material records or other documents in its possession (or in the possession of its Affiliates) relating to Tax matters of the Acquired Companies for any taxable period that includes the date of the Closing and for all prior taxable periods until the later of (i) the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions or (ii) six (6) years following the due date (without extension) for such Tax Returns. Any information obtained under this Section 6.02 shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding.

Section 6.03         Conveyance Taxes. The Purchaser, on the one hand, and the Seller Parties, on the other hand, shall equally share any liability for any and all Conveyance Taxes that may be imposed, or payable or collectible or incurred in connection with this Agreement and the Transactions. The Purchaser and the Seller Parties agree to cooperate in the execution and delivery of all instruments and certificates with respect to the preparation and filing of Conveyance Taxes. Such Conveyance Taxes shall be paid and each Tax Return with respect to a Conveyance Tax shall be prepared by the Party that customarily has primary responsibility for paying such Conveyance Taxes and filing such Tax Return pursuant to applicable Law.

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Section 6.04         Purchase Price Allocation.

(a)          The Merger Consideration, as adjusted (plus any liabilities to the extent properly taken into account under the Code), shall be allocated among the assets of the Acquired Companies and the covenant not to solicit employees contained in Section 5.07(b) of this Agreement in accordance with Section 1060 of the Code and the Treasury regulations promulgated thereunder (and any similar provision of state, local or foreign law, as appropriate) (the “Allocation Schedule”). The Allocation Schedule shall be delivered by the Seller Parties to the Purchaser within one hundred and twenty (120) days after the Closing Date for the Purchaser’s approval, which approval shall not be unreasonably withheld. The Seller Parties and the Purchaser shall work in good faith to resolve any disputes relating to the Allocation Schedule within thirty (30) days. If the Seller Parties and the Purchaser are unable to resolve any such dispute within such thirty (30) day period, such dispute shall be resolved promptly by the Accountant, the costs of which shall be borne by the Purchaser.

(b)          If the Merger Consideration is adjusted pursuant to Section 2.10(d) or Section 8.08, the Allocation Schedule shall be adjusted in a manner consistent with the procedures set forth in Section 6.04(a).

(c)          The Seller Parties and the Purchaser shall file all Tax Returns (including, but not limited to, Internal Revenue Service Form 8594) consistent with the Allocation Schedule. Neither the Seller Parties nor the Purchaser shall take any Tax position inconsistent with such Allocation Schedule and neither the Seller Parties nor the Purchaser shall agree to any proposed adjustment to the Allocation Schedule by any Governmental Authority without first giving the other Party prior written notice; provided, however, that nothing contained in this Agreement shall prevent the Seller Parties or the Purchaser from settling any proposed deficiency or adjustment by any Governmental Authority based upon or arising out of the Allocation Schedule, and neither the Seller Parties nor the Purchaser shall be required to litigate before any court any proposed deficiency or adjustment by any Governmental Authority challenging such Allocation Schedule.

Section 6.05         Post-Closing Actions. Without the Seller Parties’ prior written consent (which shall not be unreasonably withheld, conditioned or delayed), the Purchaser shall not (with respect to the Acquired Companies or the Surviving Companies), and shall cause any Surviving Company, any Acquired Company and any CLO Entity not to, (i) make any Tax election relating to any Tax period or portion thereof ending on or before the Closing Date (a “Pre-Closing Tax Period”), (ii) take any action outside the ordinary course of business on the Closing Date after the Closing that would result in any increased liability or indemnification obligation of the Seller, (iii) re-file or amend any Tax Return relating to any Pre-Closing Tax Period, (iv) waive or extend the statute of limitations relating to any Pre-Closing Tax Period or (v) make any voluntary disclosure, amnesty or similar filing in respect of Taxes relating to any Pre-Closing Tax Period, in each case, to the extent such action would reasonably be expected to result in a liability for the Seller Parties to indemnify a Purchaser Indemnified Party for any Taxes pursuant to ARTICLE VIII.

ARTICLE VII
CONDITIONS TO CLOSING

Section 7.01         Conditions to Obligations of the Seller Parties and the Acquired Companies. The obligation of the Seller Parties and the Acquired Companies to consummate the Mergers shall be subject to the fulfillment as of the Closing, or, subject to the proviso in Section 7.02(d), the waiver in writing by the Seller Parties, on or before the Closing, of each of the following conditions set forth in this Section 7.01:

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(a)          (i) the Purchaser and the Merger Subs shall have performed in all material respects all of their obligations hereunder required to be performed by them at or prior to the Closing, (ii) (A) the Purchaser Fundamental Representations shall be true and correct in all respects as of the date of this Agreement and as of immediately prior to the Closing on the Closing Date (except with respect to representations and warranties which speak to an earlier date, in which case as of such earlier date) and (B) the representations and warranties of the Purchaser and the Merger Subs contained in this Agreement other than the Purchaser Fundamental Representations (without giving effect to any limitation as to “material,” “material and adverse effect,” “Material Adverse Effect” or any other materiality qualifications contained therein) shall be true and correct in all respects as of immediately prior to Closing on the Closing Date (except with respect to representations and warranties that speak to an earlier date, in which case, as of such earlier date), except where the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, has not had or have not had a material and adverse effect on the Purchaser and/or the Merger Subs, individually or in the aggregate, and (iii) the Seller Parties shall have received a certificate signed by an officer of the Purchaser to the foregoing effect; and

(b)          the Purchaser shall have delivered to the Seller Parties the deliverables identified in Section 2.09.

Section 7.02         Conditions to Obligations of the Purchaser and the Merger Subs. The obligations of the Purchaser and the Merger Subs to consummate the Transactions shall be subject to the fulfillment as of the Closing, or, subject to the proviso to Section 7.02(d), the waiver in writing by the Purchaser on or before the Closing, of each of the following conditions set forth in this Section 7.02:

(a)          (i) the Seller Parties and the Acquired Companies shall have performed in all material respects all of their respective obligations hereunder required to be performed by them at or prior to the Closing, (ii) (A) the Seller Fundamental Representations and the representations and warranties set forth in Section 3.09 (Advisers Act; Regulatory Compliance) shall be true and correct in all respects as of the date of this Agreement and as of immediately prior to Closing on the Closing Date (except with respect to representations and warranties which speak to an earlier date, in which case, as of such earlier date), and (B) the representations and warranties of the Seller Parties and the Acquired Companies contained in this Agreement (other than the Seller Fundamental Representations and the representations and warranties set forth in Section 3.09 (Advisers Act; Regulatory Compliance)), without giving effect to any limitation as to “material,” “material and adverse effect,” “Material Adverse Effect” or any other materiality qualifications contained therein, shall be true and correct in all respects as of immediately prior to Closing on the Closing Date (except with respect to representations and warranties that speak to an earlier date, in which case, as of such earlier date), except where the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, has not had or have not had a Material Adverse Effect and (iii) the Purchaser shall have received a certificate signed by an officer of KCAP to the foregoing effect;

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(b)          no events, circumstances, effects or changes have arisen or occurred since the date of this Agreement that have resulted, or would be expected to result, individually or in the aggregate, in a Material Adverse Effect;

(c)          the Seller Parties shall have delivered to the Purchaser the deliverables identified in Section 2.08;

(d)          the CLO Manager Required Consents have been obtained and such consents and approvals shall remain in full force and effect and the Purchaser shall have been provided with reasonable evidence thereof pursuant to Section 2.08(d); provided, however, that the Purchaser shall not be entitled to waive the condition set forth in this Section 7.02(d) without the prior written consent of the Seller Parties;

(e)          no Key Person Trigger Event or “Key Person Event” (as defined in the applicable CLO Document) shall have occurred;

(f)          no Key Person shall have ceased to be employed by the applicable Acquired Company (other than in the case of terminations due to death or permanent disability);

(g)          the Employment Agreements shall be effective as of the Effective Time;

(h)          the Acquired Companies shall not own any CLO Notes;

(i)          each CLO Collateral Management Agreement shall be in full force and effect;

(j)          none of the Seller Parties or any Acquired Company shall have received any written notice in accordance with and pursuant to any CLO Collateral Management Agreement from any CLO Entity, trustee or securityholder of any CLO Entity directing that the applicable Acquired Company be removed as collateral manager under the applicable CLO Collateral Management Agreement for Cause, and no Acquired Company shall have provided any notice of its resignation as the collateral manager under any CLO Collateral Management Agreement;

(k)          no event, fact or circumstance (or event, fact or circumstance which with the giving of notice or the lapse of time or both would constitute such an event) shall have occurred that has resulted in a Default;

(l)          no CLO Entity, trustee under any CLO Indenture or investor in securities issued by any CLO Entity shall have stated in writing or orally to the Seller Parties or any Acquired Company an intention to cause, either individually or collectively with others, a redemption of any securities issued by such CLO Entity (whether by refinancing or otherwise);

(m)          no “Cause” (as defined in the applicable CLO Collateral Management Agreement) event (or event or circumstance which with the giving of notice or the lapse of time or both would constitute such an event) shall have occurred under any CLO Collateral Management Agreement;

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(n)          the Transaction Notices, in the form attached hereto as Exhibit E, shall have been delivered by the trustee under each CLO Indenture (x) to the Subordinated Noteholders, the “Holders” (as defined in the applicable CLO Indenture) of the Controlling Class at least forty five (45) days prior to the Closing and (y) to the applicable rating agencies;

(o)          the Purchaser shall have received a certificate signed by an officer of KCAP stating either that (i) no Seller Party, Acquired Company, trustee under a CLO Indenture or CLO Entity has received any Noteholder Objection or (ii) identifying each Noteholder Objection received by any such Person and providing evidence of such Noteholder Objection and, if it has been withdrawn, evidence of such withdrawal;

(p)          each CLO Entity (acting through its board of directors) shall have given its written approval of the Mergers and the change in control of the Acquired Companies; provided, however, that the Purchaser shall not be entitled to waive the condition set forth in this Section 7.02(p) without the prior written consent of the Seller Parties;

(q)          the Purchaser shall have received a certificate of the Seller Parties and the Acquired Companies, certifying the amount of each current accrued expense and each liability of an Acquired Company as of the Closing Date (other than Indebtedness to be paid at Closing pursuant to a Payoff Letter);

(r)          the Purchaser shall have received a certificate of a duly authorized officer of the Seller Parties setting forth the good faith reasonable estimate of the calculation of the Management Fee Amount; and

(s)          the Seller Parties shall have paid all Accrued Employee Payables to the Persons set forth on Exhibit G.

Section 7.03         Conditions to the Obligations of the Seller Parties, the Acquired Companies, the Purchaser and the Merger Subs. The obligations of the Seller Parties, the Acquired Companies, the Purchaser and the Merger Subs to consummate the Mergers shall be subject to the fulfillment as of the Closing, or the waiver in writing by the Purchaser on or before the Closing, of each of the following conditions set forth in this Section 7.03:

(a)          no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that has the effect of making any of the Transactions illegal or otherwise restraining or prohibiting the consummation of any of the Transactions.

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ARTICLE VIII
INDEMNIFICATION

Section 8.01         Survival Period.

(a)          The representations and warranties of the Parties contained in this Agreement (other than the Seller Fundamental Representations, the representations and warranties set forth in Section 3.18 (Taxes) and in Section 3.09 (Advisers Act; Regulatory Compliance) and the Purchaser Fundamental Representations) or in any certificate delivered pursuant hereto shall survive the Closing for a period of twelve (12) months after the Closing; provided, that the Seller Fundamental Representations, the representations and warranties set forth in Section 3.09 (Advisers Act; Regulatory Compliance) and the Purchaser Fundamental Representations shall survive the Closing indefinitely; provided, further, that the representations and warranties set forth in Section 3.18 (Taxes) shall survive until the date that is forty-five (45) days after the applicable statute of limitations. All covenants and agreements contained in this Agreement shall survive until fully performed in accordance with the terms hereof (except to the extent any such covenant or agreement is, by its terms, to be performed solely prior to or only at the Closing and the performance thereof is expressly waived in connection with the Closing).

(b)          Notwithstanding Section 8.01(a), any claim made with reasonable specificity by the Party seeking to be indemnified within the time periods set forth in Section 8.01(a) shall survive until such claim is finally and fully resolved.

Section 8.02         Indemnification by the Seller Parties.

(a)          From and after the Closing, subject to the provisions of this ARTICLE VIII, the Purchaser, its Affiliates, and its and their respective officers, directors, employees, agents, successors and assigns (excluding, for this purpose, the officers, directors and employees of the Acquired Companies) (each, a “Purchaser Indemnified Party”) shall be indemnified and held harmless by the Seller Parties against all losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including costs of investigation and reasonable attorneys’ fees and expenses actually incurred by such Party) (hereinafter, a “Loss”, it being understood, for the avoidance of doubt, that the definition of “Loss” (x) includes diminution of value of the Business and (y) excludes any punitive, exemplary, consequential, special, incidental or special damages, recovery in respect of lost profits or damages calculated on multiples of earnings or other metrics approaches, and, subject to item (x) in this Section 8.02(a), other indirect damages of any nature, whether or not any of the foregoing were reasonably foreseeable, except, in each case, to the extent awarded by a court, arbitration or similar panel) based upon, attributable to, resulting from, arising out of, or incurred by such Purchaser Indemnified Party in connection with, or otherwise with respect to, (i) a Seller Warranty Breach as of the date of this Agreement or as of the Closing or (ii) the breach of any covenant or agreement by the Seller Parties or, prior to the Closing, by an Acquired Company contained in this Agreement (other than a breach of Section 5.08). For the avoidance of doubt, no indemnification shall be available from the Seller Parties in respect of any Loss to the extent such Loss arises as a result of the Purchaser’s actual conduct in respect of the operation of the Business after the Closing.

(b)          Calculations of Losses based upon, attributable to, arising out of or resulting from any such breach of a representation or warranty contained in ARTICLE III or ARTICLE IV, as applicable (but, for the avoidance of doubt, not any determination of whether a Seller Warranty Breach or other breach has occurred in the first instance), shall, in each case, be determined without giving effect to any Material Adverse Effect, materiality or similar qualifiers set forth in the applicable representation or warranty except for the materiality qualifier in Section 3.06(b).

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Section 8.03         Indemnification by the Purchaser.

(a)          From and after the Closing, subject to the provisions of this ARTICLE VIII, the Seller Parties and their respective officers, directors, Affiliates, agents, successors and assigns, heirs, legatees, personal representatives and permitted assigns (each, a “Seller Indemnified Party”) shall be indemnified and held harmless by the Purchaser against all Losses based upon, attributable to, resulting from, arising out of, or incurred by such Seller Indemnified Party in connection with, or otherwise with respect to, (i) a Purchaser Warranty Breach or (ii) the breach of any covenant or agreement by the Purchaser or the Merger Subs contained in this Agreement, or, following the Closing, any Acquired Company.

(b)          Calculations of Losses based upon, attributable to, arising out of or resulting from any breach described in clause (i) or (ii) of the immediately preceding sentence (but, for the avoidance of doubt, not any determination of whether a Purchaser Warranty Breach or other breach has occurred in the first instance) shall, in each case, be determined without giving effect to any Material Adverse Effect, materiality or similar qualifiers set forth in the applicable representation and warranty or covenant (as applicable).

Section 8.04         Limits on Indemnification.

(a)          No claim may be asserted nor may any Action be commenced against any Party pursuant to this ARTICLE VIII, unless written notice of such claim or action is received by such Party describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or Action on or prior to the date on which the representation, warranty, covenant or agreement on which such claim or Action is based ceases to survive as set forth in Section 8.01, irrespective of whether the subject matter of such claim or action shall have occurred before or after such date.

(b)          Notwithstanding anything to the contrary contained in this Agreement:

(i)          an Indemnifying Party shall not be liable for any claim for indemnification pursuant to a Seller Warranty Breach or a Purchaser Warranty Breach (other than, in each case, an Excluded Warranty Breach or a breach of the representations and warranties set forth in Section 3.09 (Advisers Act; Regulatory Compliance)) in respect of any Loss incurred or suffered by an Indemnified Party unless and until the aggregate amount of indemnifiable Losses which may be recovered from the Indemnifying Parties equals or exceeds $500,000 (the “Deductible”), after which the Indemnifying Parties shall only be liable for Losses incurred in excess of the Deductible;

(ii)         the maximum aggregate amount of indemnifiable Losses which may be recovered from the Indemnifying Parties arising out of or resulting from all Seller Warranty Breaches or Purchaser Warranty Breaches (other than, in each case, Excluded Warranty Breaches and a breach of the representations and warranties set forth in Section 3.09 (Advisers Act; Regulatory Compliance)) shall be an amount equal to $4,500,000 (the “General Cap”);

(iii)        the maximum aggregate amount of indemnifiable Losses which may be recovered from the Seller Indemnifying Parties arising out of or resulting from breaches of the representations and warranties set forth at Section 3.09 (Advisers Act; Regulatory Compliance) shall be an amount equal to $6,000,000, which amount shall be exclusive of and in addition to the General Cap;

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(iv)        in no event shall a Seller Indemnifying Party have any liability for Losses arising from any Claim related to a Seller Warranty Breach with respect to a breach of the representations and warranties set forth in Section 3.14(e) if a Purchaser Indemnified Party fails to cease any use of a Company Name or to abide by an instruction by a Seller Party to change a Company Name, in either case, reasonably promptly upon written request by a Seller Party following the assertion of a Claim (that such Seller Party reasonably believes, after consultation with legal counsel, will result in liability) from any Person that such use violates such Person’s Intellectual Property;

(v)         in no event shall the aggregate liability under this ARTICLE VIII of the Purchaser, on the one hand, or the Seller Parties, on the other hand, exceed an amount equal to the Merger Consideration; and

(vi)        in no event shall an Indemnifying Party have any liability for any Losses reflected in the final determination of the Final Adjustment Amount pursuant to Section 2.10.

(c)          Losses shall not be subject to indemnification under this ARTICLE VIII to the extent of (i) any insurance or other third party recoveries actually received by an Indemnified Party from an unaffiliated third party in respect of such Losses, net of the cost of recovery of such amounts (including increases in insurance premiums to the extent relating to such Losses) realized by such Indemnified Party or (ii) any Tax benefits actually utilized by an Indemnified Party arising from the incurrence or payment of any such Loss in the taxable year in which the Loss occurs and which results in an actual reduction of cash Taxes paid by such Indemnified Party, determined on a “with and without” basis (calculated without regard to any reduction in tax basis attributable to such indemnity payment being treated as a reduction in the purchase price), in the taxable year in which such Losses are incurred.

(d)          If an Indemnified Party receives any payment from an Indemnifying Party in respect of any Losses pursuant to this ARTICLE VIII and the Indemnified Party could have recovered all or a part of such Losses from a third party (a “Potential Contributor”) based on the underlying claim giving rise to the payment of such Losses, the Indemnified Party shall, to the extent the Indemnified Party has the legal right to do so, assign such of its rights to proceed against the Potential Contributor as are necessary to permit the Indemnifying Party to recover from the Potential Contributor the amount of such payment.

Section 8.05         Indemnification Procedures. A claim for indemnification for any matter not involving a Third Party Claim may be asserted by written notice to the party from whom indemnification is sought; provided, however, that failure to so notify the indemnifying party shall not preclude the indemnified party from receiving the benefit of any indemnification that it may claim in accordance with this ARTICLE VIII, except to the extent that the indemnifying party suffers actual loss or actual prejudice as a result of such failure or delay.

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Section 8.06         Third Party Claims.

(a)          If an Indemnified Party shall receive written notice of any Action or, solely with respect to Section 3.14(e), any written allegation or assertion with respect to a breach of such section, by an unaffiliated third party (each, a “Third Party Claim”) against it which would reasonably be expected to give rise to a claim for Loss under this ARTICLE VIII, within ten (10) days of the receipt of such notice, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this ARTICLE VIII except to the extent that such failure shall have materially and adversely prejudiced the Indemnifying Party.

(b)          The Indemnifying Party shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice if it gives notice of its intention to do so to the Indemnified Party within twenty (20) days of the receipt of such notice from the Indemnified Party; provided that the Indemnifying Party shall not be entitled to assume or continue control of the defense of any Third Party Claim if such Third Party Claim (i) relates to or arises in connection with any criminal Action, (ii) seeks an injunction, specific performance or similar equitable relief solely against any Indemnified Party or (c) has resulted in or would reasonably be expected to result in Losses in excess of the amounts available for indemnification pursuant to Section 8.04.

(c)          If the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnified Party may participate in such defense at its own expense; provided that the fees, costs and expenses of such counsel shall be at the expense of the Indemnifying Party if (i) so requested by the Indemnifying Party to participate or (ii) the Indemnified Party shall have reasonably concluded based on advice from counsel that representation of both parties by the same counsel would be inappropriate due to actual or potential conflict of interest between them; provided, further, that the Indemnifying Party shall not be required to pay for more than one such counsel (plus any appropriate local counsel) for all Indemnified Parties in connection with any Third Party Claim. If the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnifying Party shall defend such Third Party Claim in good faith and the Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party.

(d)          If the Indemnifying Party assumes the defense of a Third Party Claim, it shall not settle the Third Party Claim without the Indemnified Party’s written consent unless (i) the settlement does not entail any finding or admission of any violation of Law or admission of wrongdoing on the part of any Indemnified Party, (ii) the sole relief provided is monetary damages payable by the Indemnifying Party and (iii) the settlement includes an unconditional release of each Purchaser Indemnified Party or Seller Indemnified Party, as applicable, reasonably satisfactory to the Indemnified Party, from all Losses with respect to such Third Party Claim.

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(e)          If the Indemnifying Party makes any payment with respect to any Third Party Claim, the Indemnifying Party shall be subrogated, to the extent of such payment, to all rights and remedies of the Indemnified Party to any insurance benefits or other claims of the Indemnified Party with respect to such Third Party Claim.

Section 8.07         Exclusive Remedy. The Parties acknowledge and agree that following the Closing, except in cases of fraud, as provided in Section 10.13 or claims for equitable relief, this ARTICLE VIII will provide the sole and exclusive remedy for any claim arising out of breaches by any Party of any representations, warranties, covenants or agreements set forth in this Agreement or in any certificate delivered pursuant to ARTICLE VII (including for any misrepresentation, breach of warranty, tortious conduct (including negligence) or failure to fulfill any agreement or covenant hereunder, and whether predicated on common law, statute, strict liability, in equity or otherwise). For the avoidance of doubt, this Section 8.07 shall apply only to claims arising out of any breach of this Agreement or any certificate delivered pursuant hereto and not to claims arising out of any breach of any Ancillary Agreement.

Section 8.08         Treatment as Purchase Price Adjustment. The Seller Parties and the Purchaser agree that any indemnification payment made pursuant to this ARTICLE VIII shall be treated as an adjustment to the Merger Consideration for Tax purposes, unless otherwise required by a final determination within the meaning of Section 1313 of the Code or any analogous provision of applicable Law.

Section 8.09         Additional Matters. The right to indemnification for breaches of any representations, warranties, covenants or agreements set forth in this Agreement or in any certificate delivered pursuant to ARTICLE VII will not be affected by any investigation conducted with respect to, or any knowledge or information acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or agreement. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or agreement, will not affect the right to indemnification for breaches of any representations, warranties, covenants or agreements.

ARTICLE IX
TERMINATION

Section 9.01         Termination. This Agreement may be terminated at any time prior to the Closing:

(a)          by either the Seller Parties or the Purchaser if the Closing shall not have occurred by March 31, 2019 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 9.01(a) shall not be available (i) to the Purchaser if the Purchaser’s or the Merger Subs’ failure to fulfill any obligation hereunder shall have been a cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date or (ii) to the Seller Parties if the Seller Parties’ failure to fulfill any obligation hereunder shall have been a cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

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(b)          by either the Purchaser or the Seller Parties in the event that any Governmental Order restraining, enjoining or otherwise prohibiting the consummation of the Transactions shall have become final and non-appealable;

(c)          by the Seller Parties (provided, that the Seller Parties and the Acquired Companies are not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement such that the Purchaser would be entitled to terminate this Agreement pursuant to Section 9.01(d)) if the Purchaser or any of the Merger Subs shall have breached any of their representations, warranties, covenants or agreements contained in this Agreement which, either individually or in the aggregate, would give rise to or result in, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.01, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice by the Seller Parties to the Purchaser specifying such breach;

(d)          by the Purchaser (provided, that the Purchaser and the Merger Subs are not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement such that the Seller Parties would be entitled to terminate this Agreement pursuant to Section 9.01(c)) if any Seller Party or any Acquired Company shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement which, either individually or in the aggregate, would give rise to or result in, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.02, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice by the Purchaser to the Seller Parties specifying such breach; or

(e)          by the mutual written consent of the Seller Parties and the Purchaser.

Section 9.02         Effect of Termination. In the event of termination of this Agreement as provided in Section 9.01, this Agreement shall forthwith become void and there shall be no liability on the part of any Party hereto, except that (a) Section 5.04, this Section 9.02 and ARTICLE X shall survive any termination of this Agreement and (b) nothing in this Agreement shall relieve any Party from liability for any intentional misrepresentation or willful breach of any covenant or agreement contained in this Agreement occurring prior to such termination.

ARTICLE X
GENERAL PROVISIONS

Section 10.01         Expenses. Except as otherwise specified in this Agreement, all costs and expenses (including fees and disbursements of counsel, financial advisors and accountants) of a Party incurred in connection with this Agreement, the Ancillary Agreements and the Transactions shall be borne by such Party; provided, however, that if this Agreement is terminated either (i) pursuant to Section 9.01(a), unless such termination has occurred as a result of (A) the Purchaser’s or the Merger Subs’ failure to fulfill any obligation or meet any condition hereunder or (B) the failure of any of the conditions set forth in Section 7.03 to be satisfied, or (ii) as a result of the Seller Parties terminating this Agreement or otherwise providing notice to the Purchaser that they no longer desire to pursue the Transactions, then the Seller Parties and the Acquired Companies shall reimburse the Purchaser for all of its reasonable out-of-pocket costs and expenses (including consulting, accounting, legal and other expenses) actually incurred by the Purchaser and its representatives in connection with its and the Merger Subs’ negotiation, preparation and entry into this Agreement and the Ancillary Agreements, up to a maximum of $500,000 (inclusive of taxes, disbursements, and other incidental amounts).

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Section 10.02         Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given) when delivered in person or when transmitted by e-mail or electronic facsimile transfer, or one Business Day after having been dispatched by a nationally recognized overnight courier service to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 10.02):

(a)          if to the Seller Parties or any Acquired Company (prior to the consummation of the Transactions), to:

KCAP Financial, Inc.
295 Madison Avenue, 6th Floor
New York, NY 10017
Attention:	Ted Gilpin
E-mail:	gilpin@kcapinc.com

with copies (which shall not constitute notice) to:

Latham & Watkins LLP
885 Third Avenue
New York, NY 10022
Attention:	James C. Gorton, Esq.; Vicki E. Marmorstein, Esq.
E-mail:	james.gorton@lw.com; vicki.marmorstein@lw.com

(b)          if to the Purchaser, the Merger Subs or the Surviving Companies (after the consummation of the Transactions), to:

c/o LibreMax Capital, LLC
600 Lexington Avenue, 7th Floor
New York, NY 10022
Attention:	Frank Bruttomesso; David Moffitt
E-mail:	fbruttomesso@libremax.com;
dmoffit@libremax.com

with a copy (which shall not constitute notice) to:

Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
Attention:	Paul Watterson; Rick Presutti
E-mail:	paul.watterson@srz.com; richard.presutti@srz.com

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Section 10.03         Announcements. No Party will issue or cause the publication of (or will permit any of its respective Affiliates to issue or cause the publication of) any press release or other external announcement with respect to this Agreement or the Transactions unless the Parties have mutually agreed as to the form, content and timing of such press release or announcement; provided, however, that nothing in this Agreement will prohibit any Party from issuing or causing publication of any such press release or public announcement to the extent that such Party determines such action to be required by Law or the rules of any exchange or self-regulatory organization applicable to it or its Affiliates, in which event the Party making such determination will, if practicable in the circumstances, use reasonable efforts to allow the other Parties reasonable time to comment on such release or announcement in advance of the issuance.

Section 10.04         Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to the Parties. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the Transactions are consummated as originally contemplated to the greatest extent possible.

Section 10.05         Entire Agreement. This Agreement, the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement of the Parties with respect to the subject matter of this Agreement and thereof and supersede all prior agreements and undertakings, both written and oral, by and among the Parties with respect to the subject matter of this Agreement and thereof.

Section 10.06         Successors and Assigns; Third Party Beneficiaries. This Agreement will be binding upon and inure to the benefit of the Parties and their respective successors, permitted assigns, heirs, legatees and personal representatives, and nothing in this Agreement is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever other than as provided in Section 10.13 or, in the case of ARTICLE VIII, an Indemnified Party. This Agreement will not be assignable or delegable by any of the Seller Parties or the Acquired Companies, on the one hand, or the Purchaser or the Merger Subs, on the other hand, without the prior written consent of the Purchaser (in the case of an assignment by a Seller Party or an Acquired Company) or the Seller Parties (in the case of an assignment by the Purchaser or the Merger Subs); provided, however, that the Purchaser or any Merger Sub may assign its rights hereunder to any of its Affiliates without the consent of the Seller Parties; provided, further, that no such assignment shall relieve the Purchaser or the applicable Merger Sub of its obligations hereunder.

Section 10.07         Amendment. This Agreement may not be amended or supplemented except (a) by an instrument in writing signed by, or on behalf of, each Party or (b) by a waiver in accordance with Section 10.08.

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Section 10.08         Waiver. The Purchaser (acting on behalf of itself and the Merger Subs) and the Seller Parties (acting on behalf of themselves and the Acquired Companies) may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties of the other contained in this Agreement or in any document delivered pursuant hereto or (c) waive compliance by the other with any of the agreements or conditions contained in this Agreement. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party granting such waiver or extension. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of a Party to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

Section 10.09         Currency. Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth in this Agreement shall mean United States (U.S.) dollars and all payments hereunder shall be made in United States dollars.

Section 10.10         Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule that would cause the application of the Laws of any other jurisdiction. The Parties agree that all Actions arising out of or relating to this Agreement or the Transactions shall be brought and maintained only in the federal or state courts located in the State of Delaware. Consistent with the preceding sentence, the Parties hereby (a) irrevocably submit to the exclusive jurisdiction and venue of such courts (and of the appropriate appellate courts therefrom) in any such Action and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or should be stayed by reason of the pendency of some other proceeding in any other court other than one of the above-named courts, or that this Agreement or the Transactions or the subject matter of this Agreement or thereof may not be enforced in or by any of the above-named courts. Notwithstanding the immediately preceding sentences, a Party may commence any Action in a court other than the above-mentioned courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

Section 10.11         Waiver of Jury Trial. EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS.

Section 10.12         Counterparts. This Agreement may be executed and delivered (including by facsimile transmission or as a pdf attachment to an email) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

Section 10.13         Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms of this Agreement, that money damages or other legal remedies would not be an adequate remedy for any such harm and that the Parties shall be entitled, without posting bond or any similar undertaking, to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions of this Agreement in the federal or state courts located in the State of Delaware, in addition to any other remedy to which they are entitled at Law or in equity.

[Remainder of page intentionally left blank. Signature pages follow.]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first written above.

KCAP:

KCAP FINANCIAL, INC.

By:	/s/ Edward U. Gilpin
Name: Edward U. Gilpin
Title: Chief Financial Officer

COMMODORE:

COMMODORE HOLDINGS, L.L.C.

By:	/s/ Edward U. Gilpin
Name: Edward U. Gilpin
Title: Chief Financial Officer

KATONAH:

KATONAH DEBT ADVISORS, L.L.C.

By:	/s/ Edward U. Gilpin
Name: Edward U. Gilpin
Title: Chief Financial Officer

TRIMARAN:

TRIMARAN ADVISORS, L.L.C.

By:	/s/ Edward U. Gilpin
Name: Edward U. Gilpin
Title: Chief Financial Officer

TRIMARAN MANAGEMENT:

TRIMARAN ADVISORS MANAGEMENT, L.L.C.

By:	/s/ Edward U. Gilpin
Name: Edward U. Gilpin
Title: Secretary

PURCHASER:

LIBREMAX INTERMEDIATE HOLDINGS, LP

By:	LibreMax GP Holdings, LLC, its
General Partner

By:	/s/ Greg Lippmann
Name: Greg Lippmann
Title: Managing Founding Member

MERGER SUBS:

LM RUBICON MERGER SUB 1, LLC

By:	LibreMax Intermediate Holdings, LP,
its sole member

By:	LibreMax GP Holdings, LLC, its
General Partner

By:	/s/ Greg Lippmann
Name: Greg Lippmann
Title: Managing Founding Member

LM RUBICON MERGER SUB 2, LLC

By:	LibreMax Intermediate Holdings, LP,
its sole member

By:	LibreMax GP Holdings, LLC, its
General Partner

By:	/s/ Greg Lippmann
Name: Greg Lippmann
Title: Managing Founding Member

LM RUBICON MERGER SUB 3, LLC

By:	LibreMax Intermediate Holdings, LP,
its sole member

By:	LibreMax GP Holdings, LLC, its
General Partner

By:	/s/ Greg Lippmann
Name: Greg Lippmann
Title: Managing Founding Member

[Signature Page – Merger Agreement]